FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934



For the month of May 2003

Commission File Number: 333-100069

NETEASE.COM, INC.

Suite 1901, Tower E3
The Towers, Oriental Plaza
Dong Cheng District
Beijing, People's Republic of China 100738
(Address of principal executive offices)

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______X______.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____N.A.____

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.



By: ______________________

Name: Mr. Ted Sun
Title: Acting Chief Executive Officer and Director

Date: May 6, 2003

NetEase Annual Report 2002

Power to the People

Table of Contents

Letter to Our Fellow Shareholders

Dear Fellow Shareholders:

2002 was a remarkable year for NetEase. Under the leadership of a new management team, we focused on putting the difficulties from the previous year behind us and strived throughout the year to grow our business, maintain open communications with our investors, and enhance shareholder value. We are particularly pleased that following our resumption of trading on Nasdaq on January 2, 2002, we ended the year as the best performing stock on Nasdaq in 2002.

More than the rise in our share price, however, we are proud of the wide range of accomplishments we made throughout the year, in particular the fact that we were the first Chinese Internet portal to announce - in the second quarter of 2002 - a net profit. Moreover, in the fourth quarter of the year our net profit reached US$5.2 million, or US$0.17 per American Depositary Share, with an operating profit of US$4.7 million.

For the year as a whole, our revenues grew more than seven-fold over 2001, due mainly to the successful implementation of our strategy to diversify our revenue streams. Our three areas of focus - Internet Portal, Wireless Value-Added Services and Online Games - all experienced significant growth during 2002. At year-end, we continued to be a major force in the Chinese Internet market with over 95 million registered accounts, an increase of more than 20% per quarter. We are seeing our products and services being particularly well received by young people located in China's more affluent coastal cities, which is the largest demographic group in our base of registered users.

The major portion of our revenue growth in 2002 was generated in the wireless value-added services area, particularly our products and services offered to users who transmit and receive short text messages via their mobile phones (known as short messaging services, or SMS). The popularity of SMS in China has increased enormously in the last few years, and we have benefited from an early entry strategy that both leveraged our substantial user base and introduced new and innovative products that quickly became popular with those users. In 2002, we also began developing and introducing products and services for next generation wireless technologies.

In addition, our massively multi-player online role-playing games have appealed strongly to our user base and have proved successful thus far, also contributing substantially to our revenue growth. "Westward Journey Online", for example, a game that was developed in-house, is one of the most popular online games in China according to several industry sources. Our in-house development capabilities give us the ability to tailor games to the specific tastes and needs of our user base, both in the development and operation stages. We plan to introduce a new version of our popular "Westward Journey Online", as well as a new version of the "PristonTale" game which we license, in 2003, and we anticipate that online games will remain an important revenue driver in the coming year.

With our increasing reach, along with the overall increase in demand for online advertising in China during 2002 and the growing acceptance of the Internet as an effective advertising medium by Chinese companies, we also attracted several high-profile, China-based advertisers in 2002 and enjoyed advertising revenue growth of over 140% compared to 2001. In 2003, we intend to explore new ways to take advantage of innovative advertising formats that further increase advertising reach and impact, and we will continue to promote the NetEase Web sites as premier advertising real estate in China in order to achieve future growth in this area.

The strengthening of our management team was also critical to our success this past year. Denny Lee was appointed as our Chief Financial Officer in 2002, bringing over ten years of experience with the accounting firm of KPMG. Wendy Foo, who was previously Senior Vice President of Sales at Ad Society, joined as Senior Vice President of Sales and Marketing and Janelle Wu, formerly with Concur Technologies and Diego Broadband iTV, returned as Senior Vice President of Products, joining other senior managers including Singo Liang, Senior Vice President and General Manager of the Wireless Business Department and Zhan Zhonghui, Vice President of the Online Games Business Department. We were also privileged to add finance veterans Ronald Lee and Michael Leung to our Board of Directors to enhance our board's corporate oversight.

Another important development in 2002 was the tentative settlement of the class action litigation initiated in the United States against our company and certain other parties. While this settlement is still subject to final court approval, we are looking forward to putting this issue behind us in the near future.

In summary, our achievements in 2002 are ascribable to the combination of our strong and multi-faceted strategy, our able employee base, our professional management team and our demonstrated ability to innovatively find new products and services that appeal to NetEase's users. And while we are very proud of our achievements in 2002, we are looking to rise to new levels of success in 2003. To maintain our leading position as one of China's premier online media and entertainment companies, we intend to continue to further enhance our content offerings and develop new free and fee-based products and services that attract and maintain the loyalty of Chinese users to the NetEase Web sites, as well as explore new areas for revenue expansion. We are committed to maintaining sustainable revenue growth and to taking full advantage of the potential in China's Internet market - which many believe will soon be the largest in the world. We will also continue to take advantage of the unique synergies among our Internet Portal, Wireless Value-Added Services and Online Games business areas, and we believe that these, along with our focus on continually rolling out new products and services, give us a very strong platform on which to build future success - in 2003 and the years to come.

I thank you for your continued support.

Sincerely,



Ted Sun
Acting Chief Executive Officer

Our Business

OUR MISSION

To deliver "Power to the People" by using the latest Internet technologies to enhance meaningful information sharing and exchange.

THE NETEASE ADVANTAGE

In 2002, we demonstrated our ability to provide attractive value-added services to our users. By listening to what our users wanted and providing services well-suited to their needs, we have successfully reached a significant portion of China's online population. Our ability to connect with online consumers is significant, not only to us, but also to our wireless value-added services, online games and e-commerce partners and to our advertisers.

COMPANY OVERVIEW

Through our affiliates, we operate a leading interactive online and wireless community in China and are a major provider of online Chinese language content and services through our Internet Portal, Wireless Business, and Online Games Business Departments. As of March 31, 2003, registered accounts totaled over 114 million and daily page views averaged over 370 million. Headquartered in Beijing and with regional offices in Shanghai and Guangzhou, NetEase has over 400 employees.


Internet
Portal
Wireless
Value-Added

Internet Portal

The NetEase Web sites provide Internet users with Chinese language online services centered around three core services - content, community and communication, and commerce.

Content

Through more than 18 channels, the NetEase content channels provide the latest in relevant news, information and online entertainment to the Chinese public. The Web sites consolidate and distribute content from more than one hundred international and domestic content providers. Content channels include News, Entertainment, Sports, Finance, Information Technology, Automobile, Regional Sites for Guangzhou and Shanghai, Astrology and Cartoon channels, plus many more.

Community and Communication

The NetEase Web sites also provide a broad array of community and communication products, including E-mail, Instant Messaging, Personals, Matchmaking, Alumni Directories, Personal Homepages, Clubs, E-cards, Chat Rooms and Community Forums. These products and services empower users to easily meet and communicate online across geographical barriers - creating a vibrant community of loyal NetEase users. Some of these services are provided free to the users with an option to upgrade to a fee-based premium service, whereas others are provided solely on a fee-based premium basis.

Commerce

We are also a pioneer in Chinese online auctions and mall services, providing Internet users in China with the freedom to shop from the comfort of their homes and offices or in Internet cafes and thereby access products and information which might otherwise not be conveniently available. In turn, our technology platform allows e-commerce and traditional businesses to establish or expand their retail networks via the NetEase Web sites. We intend to continue to leverage our technology platform and database of users to capture a significant portion of the increasing e-commerce market in China.

In addition, through the NetEase Web sites, advertisers can reach NetEase's large registered user base to conduct integrated marketing campaigns by means of a full range of advertising formats and techniques. These include banner advertising, direct e-mail, interactive media-rich sites, special events, games and contests and more.

The NetEase Web sites also provide very useful resources to our users, including a Web Directory, Web Search Service and Classified Ads. Of note, our Web directory is based on an open architecture system with over 3,000 volunteer editors working to build a categorized directory of Chinese Web sites.

Wireless Value-Added Services

We are the #1 portal-based wireless value-added services provider in China. The mobile phone provides another window through which we can offer products and services to our users. Through arrangements with mobile phone operators China Mobile and China Unicom, we offer a wide-range of products and services which allow users, for example, to receive news and valuable information such as stock quotes and e-mails, download ring-tones and logos for their mobile phones and participate in matchmaking communities and interactive games, even on the go. Combining content from our Internet Portal (both user-generated and from our content partners) with our applications developed in-house, our Wireless Business Department is able to offer products and services that we believe are responsive to our users' changing tastes and needs.

Currently, most of our wireless value-added products and services are provided to users in the form of short messaging services (known as SMS). NetEase offers over 200 different SMS products and subscription packages with pricing between RMB0.10 to RMB2.00 per SMS message or between RMB5.00 to RMB30.00 per subscription per month.

In addition to our SMS offerings, we have begun introducing products and services for emerging wireless technology standards, including multimedia messaging (MMS) products and wireless application protocol (WAP) portals which users access with mobile phones that utilize the new GPRS or CDMA1X technology standards. We intend to continue to develop and introduce innovative wireless value-added products and services, such as MMS Virtual Pet and Java games, as the market evolves and as new technologies develop.

Online Games

Through our Online Games Business Department, we focus on offering massively multi-player online role-playing games (known as MMORPGs) to the Chinese market. MMORPGs are played over the Internet in "virtual worlds" that exist on game servers to which thousands of players simultaneously connect and interact. We both develop (as in the case of "Westward Journey Online") and license (as in the case of "PristonTale", the first 3-D MMORPG to be launched in China) online games that are targeted at the Chinese market, and we strive to provide the highest quality game playing experience to our users.

To pay for game playing time, players can take advantage of our convenient pre-paid point card system, the distribution of which was greatly expanded in July 2002 coinciding with the commercial launch of "Westward Journey Online Version 2.0" and "PristonTale". Point card distribution channels include wholesalers, as well as major retailers including 7-Eleven convenience stores in Guangzhou.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the notes thereto included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect," "anticipate," "intend," "believe," or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

NetEase is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of March 31, 2003, we had more than 114 million registered accounts, and our average daily page views exceeded 370 million.

In 2002, we continued to develop our various fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services for individual users and other subscription-type products. Our fee-based revenue accounted for approximately 85% of our total revenue for the year ended December 31, 2002. We believe that we will continue to rely on advertising revenue as one of our significant revenue sources for the foreseeable future, but we anticipate that the revenue generated by these fee-based premium services and online entertainment services will continue to constitute the major portion of our future revenue.

We achieved a net profit of RMB16.3 million (US$2.0 million) for the year ended December 31, 2002 and generated positive operating cash flows of RMB26.8 million (US$3.2 million) during the year. Our accumulated deficit was reduced from RMB454.1 million (US$54.9 million) as of December 31, 2001 to RMB437.8 million (US$52.9 million) as of December 31, 2002. These accumulated losses have been funded principally with proceeds from the issuance of our American Depositary Shares at our initial public offering, which was completed in July 2000, and our previous private share offerings.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2002, we had four directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, NetEase (U.S.) Inc., or NetEase US, and NetEase Interactive Entertainment Limited, or NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive.

NetEase Beijing and NetEase Shanghai were established in China on August 30, 1999 and May 14, 2000, respectively. NetEase US was established in the United States of America on September 10, 1999. NetEase Interactive was established in the British Virgin Islands on April 12, 2002, and Guangzhou Interactive was established in China on October 15, 2002.

Apart from the above-mentioned wholly owned subsidiaries, we also established a joint venture company in China, Beijing NetEase Interactive Network Technology Co., Ltd., or NetEase INT. NetEase INT was established on November 28, 2000 by our company and NetEase Beijing, which owned 80% and 20%, respectively, of the equity interest in NetEase INT. NetEase INT remained dormant since its establishment and was dissolved on October 11, 2002.

As the exclusive Internet technology provider to Guangzhou NetEase Computer System Co. Ltd., or Guangzhou NetEase, we provide a variety of Internet applications, technologies and services to support Guangzhou NetEase's operation of the NetEase Web sites and our e-commerce related services.

Guangzhou NetEase is a limited liability company organized under the laws of China and is controlled and owned by our principal shareholder. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase Web sites. Guangzhou NetEase's 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination.

We have entered into a series of contractual arrangements with Guangzhou NetEase and Guangyitong Advertising with respect to the operation of the NetEase Web sites and the provision of advertising services. Our services to Guangyitong Advertising constitute the majority of our advertising-related operations.

NetEase US remained inactive during the year ended December 31, 2002.

Revenues

Our total revenue increased from RMB28.3 million in 2001 to RMB232.6 million (US$28.1 million) in 2002. We generate our revenue from advertising services, e-commerce and other services, and software licensing and related integration projects. In mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase, a related party. Thereafter, we operated a co-branded auction Web site with EachNet which was ultimately terminated in July 2002, at which time we re-started our own online auction platform providing free auction services to our registered users. In 2001, we also began focusing on fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services and other subscription-type products. Our focus on these services continued throughout 2002.

Other than revenue from our related parties, Guangzhou NetEase and Guangyitong Advertising, no customer individually accounted for greater than 10% of our total revenue for 2000, 2001 and 2002.

Advertising Services Revenue

We derive all our advertising services revenue from fees we earn from Guangyitong Advertising, a related party, for services that we provide in connection with advertisements placed on the NetEase Web sites and advertising-related technical consulting services. We have entered into an agreement with Guangyitong Advertising under which we are the exclusive provider of advertising-related technical consulting services to Guangyitong Advertising and under which we receive a service fee. The service fee that we charge includes substantially all of the advertising revenue of Guangyitong Advertising less all of the accrued expenses incurred by Guangyitong Advertising, and net of a 5% business tax, a 3% cultural development fee and certain surcharges that apply to these revenues.

E-commerce and Other Services Revenue

We currently derive all our e-commerce and other services revenue from fees earned pursuant to a series of agreements with Guangzhou NetEase, a related party, under which we provide Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase in exchange for a service fee. The service fee that we charge includes substantially all of the e-commerce and other services revenue recognized by Guangzhou NetEase, net of a 5.5% business tax and certain surcharges that apply to these revenues. Prior to 2001, we derived our e-commerce related services revenues from third parties as well as from Guangzhou NetEase.

Guangzhou NetEase earns its e-commerce related services revenue from wireless value-added services, online games and other fee-based premium services.

Wireless Value-Added Services

Guangzhou NetEase receives wireless value-added services revenue which are currently predominantly derived from activities related to short messaging services (known as SMS). Guangzhou NetEase derives wireless value-added services revenue principally from providing value-added services through SMS to users such as friends matching, news and information services, ring-tone and logo downloads and various other related products that mobile phone users can access under co-operative arrangements between Guangzhou NetEase and two Chinese mobile phone operators, China Mobile and China Unicom. Recently, there has been a consolidation in the market for products and services for users of SMS, resulting in an overall strengthening of competition in 2003. To maintain and grow our position in this market, we intend to continue improving our existing products and services and developing new ones, but these efforts may not be successful.

We are also focusing on developing products and services that can be utilized in emerging wireless technologies. For example, beginning in July 2002, Guangzhou NetEase also derived wireless value-added services revenue under a separate co-operative arrangement with one of the Chinese mobile phone operators by providing wireless application protocol (known as WAP) services to mobile phone users with phones using the General Packet Radio Service (known as GPRS) or CDMA1X wireless standards. More recently, in April 2003, we started to offer products and services for users of multi-media messaging services (known as MMS) under an additional co-operative agreement with one of the Chinese mobile phone operators. We expect that our revenue derived from new services we develop that are compatible with these and other new wireless technologies will represent a larger portion of our wireless value-added services revenue in the future as these new technologies becomes more widely available. However, we cannot be certain that these new technologies or the products and services we develop for them will be successful, and we expect to see increasing competition in this area.

Online Games

Guangzhou NetEase receives all its online games revenue from its customers through the sale of prepaid point cards. Customers can purchase prepaid point cards in different locations in China, including Internet cafes, convenience stores, supermarkets and bookstores, etc. Customers can register their point cards in our system and use the points in the cards to play our online games and use our other fee-based services. We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face continued competition as online game providers, mainly from South Korea and to a lesser extent from the U.S., expand their presence in this market or enter it for the first time.

Other Fee-Based Premium Services

Other fee-based premium services include premium e-mail, friends matching and dating services, personal homepage hosting, online shopping mall and online auctions services.

Software Licensing and Related Integration Projects Revenue

Prior to 2000, software licensing and related integration projects revenue consisted of fees received from licensing, integration services and post-contract customer support. We ceased providing licensing and integration services in 1999. In 2002, this category of revenue also included certain corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers.

Although we continue to perform occasional corporate solutions services for customers upon request, we expect this category of revenue to remain immaterial to our business.

Cost of Revenues

Advertising, E-commerce and Other Services Costs

Advertising, e-commerce and other services costs represent those direct costs for operating the NetEase Web sites, which consist primarily of server custody and bandwidth fees, content fees, staff costs, share compensation cost, depreciation and amortization of computers and software and other direct costs.

NetEase Beijing, NetEase Shanghai and Guangzhou NetEase lease bandwidth from China Telecom and China Netcom affiliates. NetEase Beijing and Guangzhou NetEase have network servers co-located in facilities owned by China Telecom's and China Netcom's affiliates, for which they pay custody fees to China Telecom and China Netcom. In addition, as a result of our arrangements with Guangzhou NetEase, we also pay for Guangzhou NetEase's bandwidth lease payments and server custody fees on a monthly basis. These costs are recognized in full as incurred.

Staff costs consist primarily of compensation expenses for our e-commerce and editorial professionals and also for our staff in our online games business department, in particular, a group of employees known as the "Game Masters" who are responsible for the daily co-ordination and regulation of the activities inside our games' virtual worlds.

We depreciate our computer equipment, software and other assets (other than leasehold improvement) on a straight-line basis over their estimated useful lives, which range from one to five years.

Software Licensing and Related Integration Projects Costs

We did not incur any direct costs relating to software licensing and related integration projects in 2000, 2001 and 2002.

Operating Expenses

Operating expenses include selling, general and administrative expenses and research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of marketing and advertising; salary and welfare expenses and share compensation costs; office rental; recruiting expenses; travel expenses and depreciation charges. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Research and Development Expenses

Research and development expenses consist principally of compensation for our research and development professionals.

Share Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. During 2000, 2001 and 2002, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under the 2000 Stock Option Plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For 2002, we recorded share compensation cost of approximately RMB3.8 million (US$0.5 million). This cost has been allocated to (i) cost of revenue (advertising and e-commerce and other services costs), (ii) selling, general and administrative expenses and (iii) research and development expenses, depending on the functions for which these personnel and employees are responsible.

As of December 31, 2002, deferred compensation cost relating to share option grants in 2002 or prior years amounted to RMB0.5 million (US$57,336), which is to be amortized and charged to expense in subsequent periods. We may also incur additional share compensation cost in 2003 as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a "New and High Technology Enterprise". According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase

Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, these preferential tax treatments may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, then it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

NetEase Shanghai and Guangzhou Interactive are subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou NetEase and Guangyitong Advertising are Chinese domestic enterprises and are generally subject to a 33% EIT. However, Guangzhou NetEase was categorized as a small-sized tax payer by the local tax bureau of Guangzhou, China. According to the relevant tax circulars issued by the local tax bureau of Guangzhou, Guangzhou NetEase is subject to different EIT rates depending on the nature of its taxable revenues.

If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

We are subject to a business tax on our revenues derived from services which is generally 5%. In addition, we are subject to a value-added tax ranging from 6% to 17% for revenues we earn from the sale of computer hardware purchased on behalf of our customers. During the year ended December 31, 2002, our effective value-added tax rate was 6%. In addition, Guangyitong Advertising is subject to a cultual development fee at 3% on its Internet advertising fees, which effectively reduces the revenues we derive from Guangyitong Advertising.

Subject to the approval of the relevant tax authorities, NetEase Beijing and NetEase Shanghai had total tax loss carryforwards of approximately RMB64.8 million (US$7.8 million) as of December 31, 2002 for EIT purposes. Approximately RMB23.2 million (US$2.8 million), RMB29.5 million (US$3.6 million) and RMB12.1 million (US$1.5 million) of such losses will expire in 2005, 2006 and 2007, respectively.

The above tax loss carryforwards give rise to potential deferred tax assets totaling RMB19.1 million (US$2.3 million). As noted below under "Critical Accounting Policies and Estimates", a valuation allowance has been provided to partly offset potential deferred tax assets due to the uncertainty surrounding the realizability of such assets.

Critical Accounting Policies and Estimates

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Advertising Services Revenue

Since December 1999, we have recognized advertising services revenue that we earn through our arrangement with Guangyitong Advertising as services are rendered and the service revenues are earned under the advertising agreements, which is the same time Guangyitong Advertising recognizes such revenue.

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts, though recently we have seen an increasing number of advertisers who are willing to enter into long-term contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and collection of the resulting receivables is probable. Guangyitong Advertising's obligations to the advertisers have traditionally also included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. These types of advertising contracts are known as CPM contracts. As a result, to the extent that minimum guaranteed impressions were not met within the contractual time period, Guangyitong Advertising deferred recognition of the corresponding revenues until the remaining guaranteed impression levels were achieved. In 2002, we began focusing on entering into advertising contracts which fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. This transition is largely complete, and Guangyitong Advertising currently has only a few CPM contracts in effect. However, it has entered into several "cost per action" advertising contracts (known as CPA contracts) whereby revenue is received by Guangyitong Advertising when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed. In 2002, CPA contracts represented only a small portion of our advertising revenue, and we expect that this will continue in the near-term.

E-commerce and Other Services Revenue

Since December 1999, we have recognized e-commerce and other services revenue that we earn through our arrangements with Guangzhou NetEase as the services are rendered and the services revenues are earned under the e-commerce and other services agreements, which is the same time Guangzhou NetEase recognizes such revenue.

SMS and Other Wireless Value-Added Services

Wireless value-added services revenue, which represents Guangzhou NetEase's share of the revenues under its cooperative arrangements with China's two mobile phone operators, is recognized by us primarily based on monthly statements received from those operators. The revenue is recognized net of the mobile phone operators' share of revenue and uncollectible amounts because we consider those operators to be the primary obligors in the information transmission and delivery process which is a critical and integral part of our wireless value-added services. In addition, this revenue recognition approach is supported by the fact that the mobile phone operators must approve all products and services pricing and they have significant influence over other terms under our co-operative arrangements with them. Uncollectible amounts mainly represent the mobile phone operators' transmission and billing problems resulting from technical issues with their systems. We are unable to estimate or separately confirm the amount of uncollectibles which is reflected in any particular monthly statement and are totally reliant on the information provided by the mobile phone operators in their monthly statements for purposes of our record keeping.

Online Games

We recognize revenue at the time when the points on our prepaid point cards are consumed and services are provided.

Other Fee-Based Premium Services

We recognize revenue for these services ratably over the period when the services are provided, except in the case of the following services:

Online Shopping Mall - Guangzhou NetEase launched our online shopping mall platform in July 2000. As of March 31, 2003, this online shopping mall had 11 "online stores" operated by merchant tenants. From the fourth quarter of 2001, most online stores pay Guangzhou NetEase fixed service fees, which Guangzhou NetEase recognizes ratably over the period of the leases of the e-commerce platforms. Additionally, a small portion of the online stores pay Guangzhou NetEase commissions based on that merchant's revenues which are recognized on a monthly basis. Prior to 2002, we also received referral fees from online shopping mall partners of the NetEase Web sites which Guangzhou NetEase recognized when services were rendered. As of March 31, 2003, there were no active referral arrangements for which we were recognizing revenue, but we are currently seeking to enter into new referral arrangements.

Online Auction - Prior to October 2000, Guangzhou NetEase earned revenues from services to online auction sellers, whether businesses or consumers, which Guangzhou NetEase recognized ratably over the relevant period. In October 2000, we established a co-branded online trading and auction channel in partnership with EachNet. On June 25, 2002, we entered into an agreement with EachNet to terminate our strategic co-operation agreement and the co-branded Web site. We earned both fixed upfront fees and referral fees from EachNet during the period of co-operation. In July 2002, we re-started our own online auction platform providing free services to our registered users after the termination of the co-branded Web site with EachNet.

Software Licensing and Related Integration Projects

Our revenue from software licensing and related integration projects in 2000 and 2001 consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support. We generally provide our customers with post-contract support, for one year or less, on our software products. Such support is generally hotline support and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during post-contract customer support arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing such support are insignificant. Sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects. For post-contract support services that are for a period of one year or less, we recognize revenue when the following criteria are met:

- persuasive evidence of an arrangement;
- delivery has occurred and services have been performed;
- the sales amount is fixed or determinable; and
- the collectibility is probable.

We occasionally provide post-contract support services that extend beyond one year. In such event, we would recognize revenue for applicable contracts ratably over the terms of those contracts.

For the corporate solution services we provided in 2002, the revenue was recognized at the completion of the respective services.

Barter Transactions

Revenue from barter transactions primarily relate to advertising and decreased in 2000, 2001 and 2002 as a result of the development of our business. As our business grew and our cash resources improved, we were able to enter into more cash transactions and became less reliant on barter transactions in providing or receiving services. Prior to January 20, 2000, barter transactions were recorded at the estimated fair market value of the services received or estimated fair market value of the services provided, whichever was more readily determinable. Effective from January 20, 2000, we adopted the consensus reached in Emerging Issue Task Force, or EITF, Issue No. 99-17, to account for barter transactions. According to EITF Issue No. 99-17, revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. In 2000 and 2001, the recognized revenues and expenses derived from barter transactions were RMB0.7 million (US$0.1 million) for each of those years. There was no revenue and expense derived from barter transactions in 2002. We also engaged in some advertising barter transactions in 2000, 2001 and 2002 for which the fair value is not determinable within the limits of EITF Issue No. 99-17, and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits and information content provided by the counterparties.

Other Critical Accounting Policies and Estimates

Deferred Tax Valuation Allowance

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We make a valuation allowance to reduce deferred tax assets to the amount which is more likely than not to be realized. There can be no assurance that NetEase Beijing and NetEase Shanghai will be able to utilize all the net operating loss carryforwards before their expiration.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable.

Litigation Reserve

No material litigation reserve existed as of December 31, 2002 because management believed, and continues to believe, that the ultimate resolution of the claims described below under the heading "Outstanding Litigation and Contingent Liabilities" will not result in any material financial impact on our company.

Material Commitments

As of December 31, 2002, we had lease commitments for office rentals of RMB4.7 million (US$0.6 million), RMB3.7 million (US$0.4 million) and RMB2.4 million (US$0.3 million) payable in 2003, 2004 and 2005, respectively. In addition, we had lease commitments for server custody fees and other capital expenditure commitments of RMB10.3 million (US$1.2 million) and RMB0.5 million (US$0.1 million), respectively, payable in 2003.

Outstanding Litigation and Contingent Liabilities

Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming our company, certain of its current and former officers and directors, and the underwriters of our company's initial public offering (Merrill Lynch, Pierce, Fenner & Smith, Inc., Deutsche Bank Securities, Inc., Chase Securities, Inc., Salomon Smith Barney, Inc. and UBS Warburg LLC) as defendants. These complaints were subsequently consolidated into a single action. In general, the complaints allege, among other things, that (i) our company's initial public offering violated the securities laws because the financial statements accompanying the offering's registration statement misstated our company's revenue; and (ii) our company committed securities fraud by materially misstating our company's revenue in its 2000 financial statements.

On August 29, 2002, the parties to the above-referenced litigation entered into a Memorandum of Understanding for the settlement of this litigation. Subsequently, the plaintiffs in this litigation conducted confirmatory discovery to determine if the settlement is fair, reasonable and adequate. The discovery has been completed, and on January 31, 2003, the parties entered into a Stipulation and Agreement of Settlement. The court preliminarily approved this settlement on February 25, 2003, and all persons who purchased our company's American Depositary Shares during the period from July 3, 2000 to August 31, 2001 were certified as a single class. Subsequently, notice was sent to the class, and the court will hold a hearing before it gives final approval to the settlement. The aggregate settlement amount for all claims in this litigation is US$4.35 million, which amount has been paid by our company into an escrow account pending such final court approval. If our settlement is not approved by the court or is otherwise terminated by its terms, then, among other consequences, the parties shall revert to their litigation positions as of August 29, 2002. Potential members of the class no longer have the right to opt out of this settlement and pursue their own claims.

Further, in January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China, and the plaintiffs have claimed damages of US$1.0 million. We intend to vigorously defend our position and believe the ultimate resolution of the matter will not have a material financial impact on our company.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the year ended December 31,					
	2000		2001		2002	
	RMB	%	RMB	%	RMB	%
Revenues:						
Advertising services from related parties	30,067,477	91.2	14,163,952	50.0	34,209,376	14.7
E-commerce and other services (including revenues of RMB1,094,859, RMB14,103,151 and RMB197,357,067 (US$23,835,395) from a related party in 2000, 2001 and 2002, respectively)	2,455,834	7.4	14,103,151	49.9	197,357,067	84.9
Software licensing and related integration projects	450,350	1.4	33,218	0.1	1,002,025	0.4
Total revenues	32,973,661	100.0	28,300,321	100.0	232,568,468	100.0
Sales and value-added taxes	(2,476,444)	(7.5)	(2,274,784)	(8.0)	(11,627,216)	(5.0)
Net revenues	30,497,217	92.5	26,025,537	92.0	220,941,252	95.0
Cost of revenues:						
Advertising, e-commerce and other services (including cost reimbursements to a related party of RMB2,098,127, RMB796,454 and RMB22,737,436 (US$2,746,067) in 2000, 2001 and 2002, respectively)	(38,738,335)	(117.5)	(60,058,488)	(212.2)	(69,769,449)	(30.0)
Share compensation cost*	(1,171,084)	(3.6)	-	-	(1,908,125)	(0.8)
Total cost of revenues	(39,909,419)	(121.0)	(60,058,488)	(212.2)	(71,677,574)	(30.8)
Gross profit (Loss on revenues)	(9,412,202)	(28.5)	(34,032,951)	(120.2)	149,263,678	64.2
Operating expenses:						
Selling, general and administrative expenses (including cost reimbursements to a related party of RMB3,124,247, RMB1,884,823 and RMB5,542,383 (US$669,370) in 2000, 2001 and 2002, respectively)	(162,922,561)	(494.1)	(181,560,624)	(641.5)	(92,785,244)	(39.9)
Assets impairment loss	-	-	(2,766,543)	(9.8)	(746,857)	(0.3)
Research and development expenses (including cost reimbursements to a related party of RMBnil, RMBnil and RMB1,346,824 (US$162,660) in 2000, 2001 and 2002, respectively)	(9,525,436)	(28.9)	(11,169,454)	(39.5)	(13,808,360)	(5.9)
Share compensation cost*	(12,668,476)	(38.4)	(2,357,758)	(8.3)	(1,898,733)	(0.8)
Class action settlement	-	-	-	-	(36,005,385)	(15.5)
Total operating expenses	(185,116,473)	(561.4)	(197,854,379)	(699.1)	(145,244,579)	(62.4)
Operating profit (loss)	(194,528,675)	(590.0)	(231,887,330)	(819.4)	4,019,099	1.8
Other income (expenses):						
Investment impairment loss	-	-	(8,924,381)	(31.5)	-	-
Interest income	27,858,710	84.5	17,571,187	62.1	7,562,322	3.3
Interest expense	(2,589,735)	(7.9)	(9,882,874)	(35.0)	(1,401,041)	(0.6)
Other, net	(9,099)	-	(40,516)	(0.1)	3,725,370	1.6
Profit (loss) before tax	(169,268,799)	(513.3)	(233,163,914)	(823.9)	13,905,750	6.1
Income tax benefit	-	-	-	-	2,395,888	1.0
Net profit (loss)	(169,268,799)	(513.3)	(233,163,914)	(823.9)	16,301,638	7.1
* Share compensation cost						
Advertising, e-commerce and other services cost of revenues	(1,171,084)	(3.6)	-	-	(1,908,125)	(0.8)
Selling, general and administrative expenses	(7,437,230)	(22.6)	(204,423)	(0.7)	(1,522,369)	(0.6)
Research and development expenses	(5,231,246)	(15.9)	(2,153,335)	(7.6)	(376,364)	(0.2)
Total	(13,839,560)	(42.0)	(2,357,758)	(8.3)	(3,806,858)	(1.6)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, revenue from advertising services, e-commerce and other services and software licensing and related integration projects constituted 14.7%, 84.9% and 0.4%, respectively, of our total revenue. This compares with 50.0%, 49.9% and 0.1%, respectively, of our total revenue in 2001. Our revenue from e-commerce and other services increased significantly during 2002 mainly as a result of the substantial increase in revenue generated from our wireless value-added services and to a lesser extent from our online games. Our advertising services revenue also increased during 2002 due to the expansion of our sales team and a general increase in demand for online advertising in China during 2002. Our software licensing and related integration projects revenue remained low in 2002, as we had previously ceased providing licensing and integration services in 1999 but continued to earn fees for post-contract customer support and also earned a small amount of fees for certain corporate solution services in 2002.

The rise in e-commerce and other services revenue as a percentage of our total revenue to 84.9% in 2002 resulted from the fact that the growth in such revenue significantly exceeded the growth in our advertising services revenue during that period. We expect that our revenue from e-commerce and other services will continue to constitute the major portion of our total revenue but that advertising services revenue will also continue to be one of the significant sources of our future revenue.

Revenues

Total revenues increased by 721.8% to RMB232.6 million (US$28.1 million) in 2002 from RMB28.3 million in 2001. Advertising services revenues increased by 141.5% to RMB34.2 million (US$4.1 million) in 2002 from RMB14.2 million in 2001, primarily as a result of the expansion of our sales team from 27 employees to 41 employees and a general increase in demand for online advertising in China during 2002. In particular, we gained several new China-based advertising clients, including leading mobile phone and car manufacturers, and were able to increase the number of advertising contracts which are long-term (one year or more) in 2002. Average revenue per advertiser increased from approximately RMB36,000 (US$4,300) in the first quarter to RMB69,000 (US$8,300) in the fourth quarter of 2002. The number of contracted advertisers using the NetEase Web sites increased from 174 in 2001 to 280 in 2002, with revenues from our top ten advertisers comprising 23.2% of our total advertising services revenues in 2002 as compared to 40.3% in 2001. We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. We also expect that as advertisers generally become more familiar with online advertising, they will be increasingly willing to enter into long-term contracts.

Revenues from e-commerce and other services increased by 1299.4% to RMB197.4 million (US$23.8 million) in 2002 from RMB14.1 million in 2001, mainly as a result of the substantial increase in revenue generated from our wireless value-added services and to a lesser extent from our online games. In addition, revenues from our other fee-based services, including dating and friends matching, e-mail services and other premium services, also increased during 2002.

Wireless Value-Added Services and Other Fee-Based Premium Services

The substantial increase in revenue generated from our wireless value-added services was primarily due the increase in the overall popularity of SMS in China and in the range and popularity of our proprietary products and services among the expanding population of mobile phone users in China. We started the development of our wireless business in 1999 and launched our SMS.163.com Web page and first fee-based services in February 2001. At that time, the number and variety of products and services offered were very limited and included ring-tone and logo downloading and a few other services. As of March 31, 2003, we offered more than 200 different products and services, which can be classified into four main categories, namely, news and information subscription, multi-media downloading, community and communication and Internet-related products and services.

The increase in revenue in 2002 from our other fee-based premium services (excluding online games), including premium e-mail, dating and friends matching and personal homepage hosting, was primarily due to the commercialization of our dating and friends matching services at the beginning of the year (these services were provided to our users free of charge in 2001 and prior periods), and to a lesser extent, due to the increase in the number of paying subscribers of our other fee-based services in 2002.

Our wireless value-added services and other fee-based premium services together represented approximately 81.2% (2001: 100%) of our total e-commerce and other services revenue in 2002. The major portion of this amount was derived from our wireless value-added services in both 2002 and 2001.

Online Games

Our online games accounted for approximately 18.8% (2001: nil) of our total e-commerce and other services revenue in 2002. In March 2001, we acquired all the assets of a China-based online game software development company and started the development of massively multi-player online role-playing games, or "MMORPGs", at the beginning of 2001. We launched our first MMORPG, "Westward Journey Online", for beta testing in December 2001, and started charging our users for their playing time in January 2002. Subsequently, we launched "Westward Journey Online Version 2.0" and a MMORPG licensed from a Korean company, "PristonTale", in August 2002.

Prior to 2000, software licensing and related integration projects revenues consisted of fees received from licensing, integration services and post-contract customer support. We ceased providing licensing and integration services in 1999. Our revenues in 2001 consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support. In 2002, this category of revenue also included certain corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers. We cannot predict whether we will continue to earn revenues from similar transactions in the foreseeable future, but we expect that we will provide these or other similar services to customers upon request. Such revenue totaled RMB1.0 million (US$121,000) in 2002, compared to RMB33,000 in 2001.

Cost of Revenues

Our cost of revenues increased by 19.3% to RMB71.7 million (US$8.7 million) in 2002 from RMB60.1 million in 2001, primarily due to the expansion of our online games business in 2002. A substantial portion of this increase was due to franchise and revenue share fees related to the "PristonTale" and "Westward Journey Online" games and, to a lesser extent, increased staff costs of our online games team.

As a result of the strong revenue growth in 2002, we achieved a gross profit of RMB149.3 million (US$18.0 million) in 2002 as compared to a loss on revenues of RMB34.0 million in 2001. Our gross margins increased from 30.8% in the first quarter to 72.7% in the fourth quarter in 2002. The significant improvement in gross margins was driven by economies of scales as revenue continued to increase with a relatively stable cost of revenues. The gross margin for the year ended December 31, 2002 was 64.2%.

Staff costs consisted primarily of compensation expenses for our online game and other e-commerce and editorial professionals and comprised 28% of our total cost of revenues in 2002, compared with 15.2% in 2001. The increase was mainly due to the increase in the number of employees during 2002, in particular for the online games business department, which increased from 62 employees to 95 employees. We expect that staff costs as a percentage of our total cost of revenues will remain stable in the near-term.

Depreciation and amortization of computers and software comprised 25% of our total cost of revenues in 2002, compared with 22.6% in 2001. The increase was mainly due to the increase in the number of servers from 486 servers to 663 servers and to a lesser extent the increase in personal computer equipment during 2002. As we have spent or plan to spend approximately RMB21.0 million (US$2.5 million) towards the purchase of additional servers and switches in 2003, we expect our depreciation expenses to increase in 2003.

Operating Expenses

Total operating expenses decreased by 26.6% to RMB145.2 million (US$17.5 million) in 2002 from RMB197.9 million in 2001. Operating expenses as a percentage of total revenues decreased from 699.1% in 2001 to 62.4% in 2002. The decrease in 2002 was mainly due to the fact that the substantial fees charged by third parties in 2001 as discussed in the next paragraph did not recur in 2002.

Selling, general and administrative expenses decreased by 48.1% to RMB94.3 million (US$11.4 million) in 2002 from RMB181.8 million in 2001, primarily due to certain expenses of more than RMB50.0 million (US$6.0 million) for legal and professional fees and consultancy fees in 2001 which substantially decreased in 2002, and to a lesser extent due to our cost control measures in 2002.

In 2002, we also paid RMB36.0 million (US$4.35 million) into an escrow account for the settlement of all claims brought in connection with the class action lawsuit in the United States which is described under "Outstanding Litigation and Contingent Liabilities" above. This amount will be released from escrow and paid to the plaintiffs once the court declares the settlement final.

The asset impairment loss in 2002 represented the unamortised portion of the costs incurred in the acquisition of an electronic payment gateway system which we ceased using.

Research and development expenses increased by 23.6% to RMB13.8 million (US$1.7 million) in 2002 from RMB11.2 million in 2001, primarily due to an increase in the number of programmers and technicians recruited in 2002 to assist our online games business.

Other Income (Expenses)

Other income and expenses in 2002 mainly consisted of interest income and expenses. We repaid RMB84 million (US$10.1 million) in short-term bank borrowings during 2002, and as a result, both our interest income and interest expenses dropped significantly in 2002 as compared to 2001. The decrease in the net interest income in 2002 as compared with 2001 was also due to the reduction of interest rates during 2002. Other net income of RMB3.7 million (US$0.5 million) in 2002 represented the write-back of certain provisions for expenses and claims payable for certain arbitration.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

In 2001, revenues from advertising services, e-commerce and other services and software licensing and related integration projects constituted 50.0%, 49.9% and 0.1%, respectively, of our total revenues. This compares with 91.2%, 7.4% and 1.4%, respectively, of our total revenues in 2000. Our advertising services revenues decreased significantly during 2001 primarily due to the softening of the Internet advertising market in China which led to a decrease in the demand for advertising on the NetEase Web sites, and the intense market competition which affected the general pricing in the Internet advertising market in China. Conversely, revenues from our e-commerce and other services increased significantly during 2001 mainly as a result of the fixed upfront fees and referral fees that we earned from EachNet in connection with the operation of our co-branded trading and auction Web site (which has since been terminated) and the other revenues generated from fee-based services including wireless value-added services, e-mail services and other premium services. Finally, in 2001 our software licensing and related integration projects revenue further decreased as we continued to earn fees for post-contract customer support.

Revenues

Total revenues decreased by 14.2% to RMB28.3 million (US$3.4 million) in 2001 from RMB33.0 million in 2000. Advertising services revenues decreased by 52.9% to RMB14.2 million (US$1.7 million) in 2001 from RMB30.1 million in 2000, primarily as a result of the softening of the Internet advertising market in China which led to a decrease in demand for advertising on the NetEase Web sites, and the intense market competition which affected the general pricing in the Internet advertising market in China. Average revenue per advertiser decreased from approximately RMB96,000 (US$11,600) in the first quarter to RMB46,000 (US$5,500) in the fourth quarter of 2001. The number of contracted advertisers using the NetEase Web sites decreased from 231 in 2000 to 174 in 2001, with revenues from our top ten advertisers comprising 40.3% of our total advertising services revenues in 2001 as compared to 34.4% in 2000.

Revenues from e-commerce and other services increased by 474.3% to RMB14.1 million (US$1.7 million) in 2001 from RMB2.5 million in 2000, mainly as a result of the amortization of the upfront service fee recognized in 2001 of RMB1.0 million (US$0.1 million) and quarterly referral fees of approximately RMB3.3 million (US$0.4 million) that we earned from EachNet. As mentioned previously, our relationship with EachNet has terminated, and we re-started our own online auction platform providing free services to our registered users after the termination of the co-branded Web site with EachNet. In addition, the increase in total revenues from fee-based services in 2001, predominantly from wireless value-added services and to a lesser extent from premium e-mail and other services, totaled RMB6.7 million (US$0.8 million).

We ceased providing software licensing and integration services in 1999. Our revenues in 2000 and 2001 in this revenue category consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support and totaled RMB33,000 (US$4,000) in 2001, compared to RMB450,000 in 2000.

Cost of Revenues

Our cost of revenues increased by 50.5% to RMB60.1 million (US$7.3 million) in 2001 from RMB39.9 million in 2000, primarily due to the overall expansion of our business, including in particular the increase in Internet connection costs, such as server related and bandwidth costs to support the large increase in traffic on the NetEase Web sites, offset in part by a decrease in staff costs. The average daily page views on the NetEase Web sites in December 2001 was approximately 174 million as compared to approximately 70 million in December 2000. As a result, our loss on revenues increased to RMB34.0 million (US$4.1 million) in 2001 from RMB9.4 million in 2000.

Staff costs consisted primarily of compensation expenses for our e-commerce and editorial professionals and comprised 15.2% of our total cost of revenues in 2001, compared with 20.8% in 2000. The decrease was mainly due to the reduction in the number of employees during 2001.

Depreciation and amortization of computers and software comprised 22.6% of our total cost of revenues in 2001, compared with 17.2% in 2000. The increase was mainly due to the increase in the number of servers during 2001.

Operating Expenses

Total operating expenses increased by 6.9% to RMB197.9 million (US$23.9 million) in 2001 from RMB185.1 million in 2000. Operating expenses as a percentage of total revenues increased from 561.4% in 2000 to 699.1% in 2001. The increase in 2001 was mainly due to the substantial fees charged by third parties as discussed in the next paragraph.

Selling, general and administrative expenses increased by 6.7% to RMB181.8 million (US$22.0 million) in 2001 from RMB170.4 million in 2000, primarily due to certain expenses of more than RMB50 million (US$6.0 million) for legal and professional fees and consultancy fees in 2001.

The asset impairment loss for 2001 represents a provision for impairment loss on the software costs and other assets directly relating to the development of an online game of RMB2.8 million (US$0.3 million). The impairment loss relating to the online game assets was estimated on the basis of the difference between the carrying value of the assets as of December 31, 2001 and the present value of the future cash flows which are likely to be generated from the operation of the online game.

Research and development expenses decreased by 9.7% to RMB13.3 million (US$1.6 million) in 2001 from RMB14.8 million in 2000, primarily due to a decrease in share compensation costs as a result of the resignation of certain management staff in our technical department during 2001.

Other Income (Expenses)

Other income and expenses in 2001 mainly consisted of the one time non-recurring provisions for the impairment of our investments in a convertible note issued by Ladynow.com Corporation Limited, a corporation in which we invested, and convertible preference shares issued by EachNet of RMB2.1 million (US$0.3 million) and RMB6.9 million (US$0.8 million), respectively, and net interest income of RMB7.7 million (US$0.9 million). The provision for the Ladynow convertible note was necessitated by Ladynow's cessation of operations in 2001. In turn, the EachNet shares were sold back to EachNet in March 2002, and the impairment charge for our investment in EachNet in 2001 represents the difference between our original cost of investment and the consideration received for the resale. The decrease in the net interest income in 2001 as compared with 2000 was due to the decrease in our cash balance and the reduction of interest rates during 2001.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2002 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below for the year ended December 31, 2002 in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:				
Advertising services	3,946,530	8,029,230	9,779,126	12,454,490
E-commerce and other services	19,968,083	30,337,297	63,999,662	83,052,025
Software licensing and related integration projects	39,385	118,154	618,138	226,348
Total revenues	23,953,998	38,484,681	74,396,926	95,732,863
Sales and value-added taxes	(1,197,700)	(1,924,880)	(3,694,693)	(4,809,943)
Net revenues	22,756,298	36,559,801	70,702,233	90,922,920
Cost of revenues:				
Advertising, e-commerce and other services	(14,894,747)	(14,107,720)	(19,940,627)	(20,826,355)
Share compensation cost	(477,032)	(477,032)	(477,032)	(477,029)
Total cost of revenues	(15,371,779)	(14,584,752)	(20,417,659)	(21,303,384)
Gross profit	*7,384,519*	*21,975,049*	*50,284,574*	*69,619,536*
Operating expenses:				
Selling, general and administrative expenses	(22,202,753)	(21,962,075)	(21,903,299)	(26,717,117)
Asset impairment loss	-	(746,857)	-	-
Research and development expenses	(3,565,372)	(3,884,600)	(2,714,442)	(3,643,946)
Share compensation cost	(645,657)	(597,764)	(358,700)	(296,612)
Class action settlement	-	-	(36,005,385)	-
Total operating expenses	(26,413,782)	(27,191,296)	(60,981,826)	(30,657,675)
Operating profit (loss)	(19,029,263)	(5,216,247)	(10,697,252)	38,961,861
Other income (expenses):				
Interest income	1,949,086	2,281,729	1,719,807	1,611,700
Interest expense	(996,735)	(212,382)	(191,924)	-
Other, net	283,199	3,185,235	145,506	111,430
Profit (loss) before tax	(17,793,713)	38,335	(9,023,863)	40,684,991
Income tax benefit	-	-	-	2,395,888
Net profit (loss)	(17,793,713)	38,335	(9,023,863)	43,080,879

Our revenues and results of operations have varied significantly in the past and may fluctuate in the future due to a combination of factors, including:

- the ability of the NetEase Web sites to attract and retain users;
- our ability to successfully implement our e-commerce strategies;
- our ability to develop new fee-based premium services;
- the receptiveness by users to such fee-based premium services;
- demand for advertising on the Internet in general and on the NetEase Web sites in particular;
- our ability to update and develop our Internet portal systems and infrastructure;
- technical difficulties that users may experience on the NetEase Web sites;
- competition in Internet markets, including our competitors' performance in each of the above aspects;
- growth and acceptance of the Internet in China;
- changes in Chinese governmental regulations; and
- general economic conditions in China.

Liquidity and Capital Resources

Our capital requirements relate primarily to financing:

- our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and
- costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB26.8 million (US$3.2 million) in 2002 and cash used in operating activities was RMB185.7 million and RMB124.7 million in 2001 and 2000, respectively. In 2002, cash provided by operating activities consisted primarily of our operating profit adjusted for an increase in salary and welfare payable, taxes payable, and offset in part by an increase in amount due from related parties, deferred tax assets and a decrease in accounts payable. In 2001, cash used in operating activities consisted primarily of our operating loss adjusted for a decrease in accrued liabilities and amount due to related parties and an increase in due from related parties, offset in part by an increase in accounts payable, salary and welfare payable and a decrease in prepayments and other current assets. In 2000, cash used in operating activities consisted primarily of our operating loss adjusted for an increase in prepayments and other current assets and amount due from related parties, offset in part by increases in accounts payable, salary and welfare payable and other accrued liabilities.

Investing Activities

Cash provided by investing activities was RMB42.7 million (US$5.2 million) in 2002, and cash used in investing activities was RMB67.3 million in 2001 and RMB53.0 million in 2000. In 2002, cash provided by investing activities mainly consisted of the decrease in temporary cash investments and the proceeds from the disposal of our investment in convertible preference shares of EachNet, a private Internet-based auction company, which was offset in part by the cash used in the purchase of fixed assets. The decrease in temporary cash investments resulted from our repayment of bank loans as discussed below under "Financing Activities." In 2001, cash used in investing activities mainly consisted of the placing of term deposits which had a maturity of more than three months and the purchase of fixed assets, which accounted for 67.7% and 31.4%, respectively, of total cash used in investing activities. In 2000, cash used in investing activities consisted primarily of the purchase of fixed assets and investment in convertible preference shares, which accounted for 64.1% and 31.2%, respectively, of total cash used in investing activities. Our investment in convertible preference shares coincided with our entering into an agreement to operate our co-branded trading and auction Web site with EachNet which, as previously noted, has been terminated. These shares were subsequently sold in March 2002 back to EachNet for an aggregate net loss of approximately RMB6.9 million (US$0.8 million).

Financing Activities

Cash used in financing activities was RMB78.1 million (US$9.4 million) in 2002. Cash used in financing activities was RMB22.3 million in 2001 and cash provided by financing activities was RMB904.9 million in 2000. A substantial portion of our cash is kept in US dollars. In 2002, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB84 million (US$10.1 million), which was offset in part by the proceeds from the issuance of ordinary shares upon the exercise of share options and the partial collection of a subscription receivable for the Series B preference shares issued in March 2000 of RMB3.9 million (US$0.5 million) and RMB2.0 million (US$0.2 million), respectively. In 2001, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB152.4 million (US$18.4 million) which was offset in part by proceeds from other bank loans totaling RMB123.8 million (US$15.0 million) and the receipt in 2001 of additional net proceeds from our issuance of Series B preference shares in March 2000 of RMB6.3 million (US$0.8 million). In 2000, the increase in cash provided by financing activities was primarily due to the net proceeds from our issuance of Series B preference shares in March 2000 of RMB283.5 million and our initial public offering in July 2000 of RMB508.7 million and proceeds from bank loans totaling RMB112.6 million. We borrow Renminbi for our working capital purposes.

We had no material commitments for capital expenditures as of December 31, 2002. Up to March 31, 2003, we spent approximately RMB4.1 million (US$0.5 million) for servers and computer equipment, and as our business grows, we plan to spend an additional approximately RMB16.9 million (US$2.0 million) in 2003 towards purchases of additional servers and switches in order to accommodate the expected increase in traffic on the NetEase Web sites.

Our net losses have been funded by our cash resources (in particular the proceeds from our initial public offering in July 2000) and to a lesser extent from cash generated from revenue growth. Although we have been striving to enhance our revenues and stabilize or decrease our operating expenses, we cannot be certain these efforts will be successful in future periods which could accelerate the depletion of our cash resources. In particular, as noted previously, our selling, general and administrative expenses have remained relatively high due primarily to staff costs and, in certain prior periods, to legal, professional and consultancy fees, while our revenues from advertising services have been uneven in the last several years. Further, although our revenues from e-commerce and other services have grown significantly recently, we have only a limited track record offering these services and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent quarters, we believe that such cash and revenues will be sufficient for us to meet our obligations for the foreseeable future.

Research and Development

We believe that an integral part of our future success will depend on our ability to develop and enhance our products and services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally. We will seek to continually improve and enhance our existing products and services to respond to rapidly evolving competitive and technological conditions. For the years 2000, 2001 and 2002, we spent RMB14.8 million, RMB13.3 million and RMB14.2 million (US$1.7 million), respectively, on research and development activities.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi (which amount has grown as a result of our improved cash flows in recent quarters) into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have not had any material foreign exchange gains or losses to date. However, we have not engaged in any hedging activities, and we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of this standard will have no material impact on our financial statements.

In December 2002, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standards, or SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions of SFAS No.148 as of December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002 and have been included in the consolidated financial statements. We believe that the adoption of the related accounting measurement and recognition provisions will not have a material impact on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 50" ("FIN 46"). FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet completed our assessment of the accounting effects from FIN 46 upon adoption. Based upon our initial analysis, it is possible that Guangyitong Advertising and/or Guangzhou NetEase may be subject to the requirements of FIN 46 and that we may be required to consolidate or disclose information about these entities. Disclosures regarding the nature, purpose, size, and activities of these identified entities, along with the nature of our involvement and when that involvement began, have already been included throughout the footnotes to our consolidated financial statements, particularly in Notes 1 and 6. We do not believe that consolidation of these entities will have a material impact on our net profit, but we are not able to estimate the maximum exposure to loss as a result of our involvement with these entities at the present time. Historically, we have not incurred any net losses as a result of our involvement in these entities.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events from the period of inception to December 31, 2002 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Reports of Independent Public Accountants and Consolidated Financial Statements

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows expressed in Chinese Renminbi ("RMB") present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of NetEase.com, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of NetEase.com, Inc. as of December 31, 2001 and for each of the two years ended December 31, 2000 and 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 2, 2002.



Beijing, People's Republic of China
April 7, 2003

The following report is a copy of a report previously issued by Arthur Andersen ∘ Hua Qiang and has not been reissued by Arthur Andersen ∘ Hua Qiang

To the Board of Directors and Shareholders of NetEase.com, Inc.:

We have audited the accompanying consolidated balance sheets of NetEase.com, Inc. (a Cayman Islands corporation) as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001 expressed in Chinese Renminbi ("RMB"). These financial statements are the responsibility of NetEase.com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2000 and 2001 and the results of its operations and its cash flows for the years ended December 31, 1999, 2000 and 2001 in conformity with generally accepted accounting principles in the United States of America.

Without qualifying our opinion, we draw attention to Note 17 to the consolidated financial statements which indicates that the Company and certain of its current and former officers and directors are defendants of four substantially identical purported class action complaints alleging violations of the federal securities laws and committing securities fraud in the United States District Court for the Southern District of New York. At the present time, the Company cannot estimate what damages, if any, may be payable in connection with this litigation. The ultimate resolution of this matter may have a material adverse impact on the results of operations in the period in which it is resolved.

ARTHUR ANDERSEN ∘ HUA QIANG
Beijing, People's Republic of China
April 2, 2002

Consolidated Balance Sheets

	Note	December 31, 2001	December 31, 2002	December 31, 2002
		RMB	RMB	US$
Assets				
Current assets:				
Cash		479,608,534	560,069,711	67,641,269
Restricted cash	4	90,308,448	1,208,305	145,931
Temporary cash investments		45,521,300	–	–
Prepayments and other current assets	5	9,136,362	6,110,689	738,006
Due from related parties, net of allowance for doubtful accounts of RMB7,447,775 and RMB8,703,307 (US$1,051,124) at December 31, 2001 and 2002, respectively	6	2,290,204	22,448,509	2,711,173
Total current assets		626,864,848	589,837,214	71,236,379
Non-current rental deposit		1,087,487	1,065,912	128,733
Investment in convertible preference shares	7	9,701,293	–	–
Property, equipment and software, net	8	36,356,088	26,379,182	3,185,892
Deferred asset		783,352	–	–
Deferred tax assets	11	–	2,395,888	289,358
Total assets		674,793,068	619,678,196	74,840,362
Liabilities & Shareholders' Equity				
Current liabilities:				
Short-term bank loans	9	84,000,000	–	–
Accounts payable		13,116,442	3,814,614	460,702
Salary and welfare payable	10	9,936,211	16,023,380	1,935,191
Taxes payable	11	1,772,931	8,252,950	996,733
Deferred revenue		–	165,115	19,941
Accrued liabilities	12	10,937,950	10,398,385	1,255,844
Total current liabilities		119,763,534	38,654,444	4,668,411
Commitments and contingencies	18			
Shareholders' equity:				
Ordinary shares, US$0.0001 par value: 1,000,000,000,000 shares authorized, 3,024,175,192 shares issued and outstanding as of December 31, 2001, and 3,100,162,537 shares issued and outstanding as of December 31, 2002	14	2,503,626	2,566,543	309,969
Additional paid-in capital	14	1,044,889,829	1,049,651,354	126,769,488
Less: Subscriptions receivable	13	(35,100,568)	(33,113,848)	(3,999,257)
Deferred compensation	15	(3,344,574)	(474,739)	(57,336)
Translation adjustments		217,327	228,910	27,646
Accumulated deficit		(454,136,106)	(437,834,468)	(52,878,559)
Total shareholders' equity		555,029,534	581,023,752	70,171,951
Total liabilities and shareholders' equity		674,793,068	619,678,196	74,840,362

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Note	For the year ended December 31,			
		2000	2001	2002	2002
		RMB	RMB	RMB	US$
Revenues:					
Advertising services from related parties	6	30,067,477	14,163,952	34,209,376	4,131,567
E-commerce and other services (including revenues of RMB1,094,859, RMB14,103,151 and RMB 197,357,067 (US$23,835,395) from a related party in 2000, 2001 and 2002, respectively)	6,16	2,455,834	14,103,151	197,357,067	23,835,395
Software licensing and related integration projects		450,350	33,218	1,002,025	121,018
		32,973,661	28,300,321	232,568,468	28,087,980
Sales and value-added taxes		(2,476,444)	(2,274,784)	(11,627,216)	(1,404,253)
Net revenues		30,497,217	26,025,537	220,941,252	26,683,727
Cost of revenues:					
Advertising, e-commerce and other services (including cost reimbursements to a related party of RMB2,098,127, RMB796,454 and RMB 22,737,436 (US$2,746,067) in 2000, 2001 and 2002, respectively)	6	(38,738,335)	(60,058,488)	(69,769,449)	(8,426,262)
Share compensation cost*		(1,171,084)	-	(1,908,125)	(230,450)
Total cost of revenues		(39,909,419)	(60,058,488)	(71,677,574)	(8,656,712)
Gross profit (Loss on revenues)		(9,412,202)	(34,032,951)	149,263,678	18,027,015
Operating expenses:					
Selling, general and administrative expenses (including cost reimbursements to a related party of RMB3,124,247, RMB1,884,823 and RMB5,542,383 (US$669,370) in 2000, 2001 and 2002, respectively)	6	(162,922,561)	(181,560,624)	(92,785,244)	(11,205,948)
Asset impairment loss		-	(2,766,543)	(746,857)	(90,200)
Research and development expenses (including cost reimbursements to a related party of RMBnil, RMBnil and RMB1,346,824 (US$162,660) in 2000, 2001 and 2002 respectively)	6	(9,525,436)	(11,169,454)	(13,808,360)	(1,667,676)
Share compensation cost*		(12,668,476)	(2,357,758)	(1,898,733)	(229,316)
Class action settlement		-	-	(36,005,385)	(4,348,476)
Total operating expenses		(185,116,473)	(197,854,379)	(145,244,579)	(17,541,616)
Operating profit (loss)		(194,528,675)	(231,887,330)	4,019,099	485,399
Other income (expenses):					
Investments impairment loss		-	(8,924,381)	-	-
Interest income		27,858,710	17,571,187	7,562,322	913,324
Interest expense		(2,589,735)	(9,882,874)	(1,401,041)	(169,208)
Other, net		(9,099)	(40,516)	3,725,370	449,924
Profit (Loss) before tax		(169,268,799)	(233,163,914)	13,905,750	1,679,439
Income tax benefit	11	-	-	2,395,888	289,358
Net profit (loss)		(169,268,799)	(233,163,914)	16,301,638	1,968,797
Other comprehensive income (loss)					
Currency translation adjustments		(348,586)	565,913	11,583	1,399
Comprehensive income (loss)		(169,617,385)	(232,598,001)	16,313,221	1,970,196
Net earnings (loss) per share, basic	17	(0.07)	(0.08)	0.01	0.01
Net earnings (loss) per ADS, basic		(6.78)	(7.74)	0.53	0.06
Net earnings (loss) per share, diluted	17	(0.07)	(0.08)	0.01	0.01
Net earnings (loss) per ADS, diluted		(6.78)	(7.74)	0.52	0.06
Weighted average number of ordinary shares outstanding, basic	17	2,497,467,200	3,013,419,400	3,051,395,100	3,051,395,100
Weighted average number of ADS outstanding, basic		24,974,672	30,134,194	30,513,951	30,513,951
Weighted average number of ordinary shares outstanding, diluted	17	2,497,467,200	3,013,419,400	3,127,837,900	3,127,837,900
Weighted average number of ADS outstanding, diluted		24,974,672	30,134,194	31,278,379	31,278,379
* Share compensation cost	15				
Cost of revenues - advertising, e-commerce and other services		(1,171,084)	-	(1,908,125)	(230,450)
Selling, general and administrative expenses		(7,437,230)	(204,423)	(1,522,369)	(183,861)
Research and development expenses		(5,231,246)	(2,153,335)	(376,364)	(45,455)
		(13,839,560)	(2,357,758)	(3,806,858)	(459,766)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

	Convertible preference shares		Ordinary shares		Additional paid-in capital	Subscriptions receivable	Deferred compensation	Retained earnings (Accumulated deficit)	Translation adjustments	Total shareholders' equity
	Share	Amount	Share	Amount						
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 1999	3,000,000	248,367	2,004,500,000	1,659,447	197,604,001	-	(11,743,182)	(51,703,393)	-	136,065,240
Series B preference shares issued for cash at US$15.62 per share	2,560,556	211,976	-	-	330,940,024	(41,390,508)	-	-	-	289,761,492
Cost of issuance of Series B preference shares	-	-	-	-	(6,246,516)	-	-	-	-	(6,246,516)
Ordinary shares issued for cash at US$0.155 per share in initial public offering	-	-	450,000,000	372,560	577,094,666	(6,439,401)	-	-	-	571,027,825
Cost of initial public offering	-	-	-	-	(62,289,780)	-	-	-	-	(62,289,780)
Automatic conversion of Series A preference shares to ordinary shares	(3,000,000)	(248,367)	300,000,000	248,367	-	-	-	-	-	-
Automatic conversion of Series B preference shares to ordinary shares	(2,560,556)	(211,976)	256,055,600	211,976	-	-	-	-	-	-
Share compensation cost	-	-	-	-	39,402,963	-	(25,563,403)	-	-	13,839,560
Net loss	-	-	-	-	-	-	-	(169,268,799)	-	(169,268,799)
Translation adjustments	-	-	-	-	-	-	-	-	(348,586)	(348,586)
Balance as of December 31, 2000	-	-	3,010,555,600	2,492,350	1,076,505,358	(47,829,909)	(37,306,585)	(220,972,192)	(348,586)	772,540,436
Collection of subscriptions receivable for Series B preference shares issued in 2000	-	-	-	-	-	6,289,940	-	-	-	6,289,940
Ordinary shares issued to a senior officer of the Company as compensation (see Note 14)	-	-	11,250,000	9,315	1,334,529	-	(739,265)	-	-	604,579
Ordinary shares issued for services to be provided by certain employees (see Note 14)	-	-	2,369,592	1,961	799,160	-	(555,914)	-	-	245,207
Share compensation cost	-	-	-	-	(33,749,218)	-	35,257,190	-	-	1,507,972
Provision for uncollectible subscriptions receivable	-	-	-	-	-	6,439,401	-	-	-	6,439,401
Net loss	-	-	-	-	-	-	-	(233,163,914)	-	(233,163,914)
Translation adjustments	-	-	-	-	-	-	-	-	565,913	565,913
Balance as of December 31, 2001	-	-	3,024,175,192	2,503,626	1,044,889,829	(35,100,568)	(3,344,574)	(454,136,106)	217,327	555,029,534
Collection of subscriptions receivable for Series B preference shares issued in 2000	-	-	-	-	-	1,986,720	-	-	-	1,986,720
Ordinary shares issued to a senior officer of the Company as compensation (see Note 14)	-	-	11,250,000	9,315	(9,315)	-	604,729	-	-	604,729
Ordinary shares issued for services to be provided by certain employees (see Note 14)	-	-	15,959,245	13,214	625,056	-	467,631	-	-	1,105,901
Ordinary shares issued upon exercise of employee options	-	-	48,778,100	40,388	3,847,031	-	-	-	-	3,887,419
Share compensation cost	-	-	-	-	298,753	-	1,797,475	-	-	2,096,228
Net profit	-	-	-	-	-	-	-	16,301,638	-	16,301,638
Translation adjustments	-	-	-	-	-	-	-	-	11,583	11,583
Balance as of December 31, 2002	-	-	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	(437,834,468)	228,910	581,023,752

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,			
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
Cash flows from operating activities:				
Net profit (loss)	(169,268,799)	(233,163,914)	16,301,638	1,968,797
Adjustments for:				
Depreciation	8,117,140	17,334,794	21,797,267	2,632,520
Share compensation cost	13,839,560	2,357,758	3,806,858	459,766
Provision for doubtful debts	1,584,452	7,105,038	3,254,783	393,090
Write down of investment in convertible note	-	2,069,475	-	-
Write down of investment in convertible preference shares	-	6,854,906	-	-
Write down of property, equipment and software	-	2,766,543	746,857	90,200
Provision for uncollectible subscriptions receivable	-	6,439,401	-	-
Decrease in accounts receivable	4,706,696	684,888	-	-
(Increase) decrease in prepayments and other current assets	(6,056,428)	5,689,171	3,025,673	365,420
Increase in due from related parties	(5,194,687)	(3,526,047)	(23,413,088)	(2,827,668)
(Increase) decrease in deferred assets	(673,407)	(109,945)	783,352	94,608
Increase in deferred tax assets	-	-	(2,395,888)	(289,358)
Increase (decrease) in accounts payable	6,420,224	5,553,994	(9,301,828)	(1,123,409)
(Decrease) increase in deferred revenue	(1,035,112)	(558,739)	165,115	19,941
Increase in salary and welfare payable	4,862,634	3,204,174	6,087,169	735,165
(Decrease) increase in taxes payable	(410,760)	765,827	6,480,019	782,610
Increase (decrease) in accrued liabilities	18,083,907	(7,843,607)	(539,565)	(65,165)
Increase (decrease) in due to related parties	371,279	(1,313,229)	-	-
Net cash provided by (used in) operating activities	(124,653,301)	(185,689,512)	26,798,362	3,236,517
Cash flows from investing activities:				
(Increase) decrease in temporary cash investments	-	(45,521,300)	45,521,300	5,497,742
Purchase of property, equipment and software	(33,970,794)	(21,095,334)	(12,567,218)	(1,517,781)
Increase in investment in convertible note	(827,810)	(1,241,665)	-	-
Investment in convertible preference shares	(16,556,199)	-	-	-
Proceeds from disposal of convertible preference shares	-	-	9,701,293	1,171,654
(Increase) decrease in non-current deposit	(1,682,710)	595,223	21,575	2,606
Net cash provided by (used in) investing activities	(53,037,513)	(67,263,076)	42,676,950	5,154,221
Cash flows from financing activities:				
Proceeds from short-term bank loans	112,600,000	123,800,000	-	-
Repayment of short-term bank loans	-	(152,400,000)	(84,000,000)	(10,144,928)
Proceeds from issuance of ordinary shares, net of RMB62,289,780 issuance costs and RMB6,439,401 subscriptions receivable in 2000	508,738,045	-	-	-
Proceeds from issuance of Series A and Series B preference shares, net of issuance costs of RMB6,246,516 and RMB41,390,508 subscriptions receivable in 2000	283,514,976	-	-	-
Proceeds from issuance of ordinary shares upon exercise of employee options	-	-	3,887,419	469,495
Collection of subscriptions receivable for Series B preference shares issued in 2000	-	6,289,940	1,986,720	239,942
Net cash provided by (used in) financing activities	904,853,021	(22,310,060)	(78,125,861)	(9,435,491)
Effect of exchange rate changes on cash	(348,586)	565,913	11,583	1,399
Net increase (decrease) in cash	726,813,621	(274,696,735)	(8,638,966)	(1,043,354)
(Increase) decrease in restricted cash	(136,052,705)	45,744,257	89,100,143	10,760,887
Cash, beginning of year	117,800,096	708,561,012	479,608,534	57,923,736
Cash, end of year	708,561,012	479,608,534	560,069,711	67,641,269

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Cont'd)

	For the year ended December 31,			
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:				
Cash paid during the year for income taxes	–	–	–	–
Cash paid during the year for interest	1,159,275	8,726,640	1,057,225	127,684
Supplemental schedule of non-cash investing and financing activities:				
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and some non-employees of the Company (see Notes 14 and 15)	13,839,560	2,357,758	3,806,858	459,766

The accompanying notes are an integral part of these financial statements.

Notes to The Consolidated Financial Statements

(Amounts expressed in renminbi ("RMB"), unless otherwise stated)

1. Organization and Nature of Operations

The Group

The accompanying consolidated financial statements include the financial statements of NetEase.com, Inc. (the "Company") and its controlled entities which consist of NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing"), NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai"), NetEase (U.S.) Inc. ("NetEase US"), NetEase Interactive Entertainment Limited ("NetEase Interactive") and Guangzhou NetEase Interactive Entertainment Limited ("Guangzhou Interactive"). The Company and these controlled entities are hereinafter collectively referred to as the "Group".

The Company was incorporated in the Cayman Islands on July 6, 1999. As of December 31, 2002, the Company had four directly wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai, NetEase US and NetEase Interactive. NetEase Beijing and Netease Shanghai were established in the People's Republic of China ("China") by the Company on August 30, 1999 and May 14, 2000, respectively. Netease US was established in the United States of America on September 10, 1999. NetEase Interactive was established in the British Virgin Islands (the "BVI") by the Company on April 12, 2002. Guangzhou Interactive was established in China on October 15, 2002 by NetEase Interactive.

The Group is principally engaged in developing and providing Internet-related advertising, e-commerce and other services, and software licensing services. The Group's businesses were previously conducted by Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase"), a limited liability company established in China controlled by the principal shareholder of the Company. Pursuant to a reorganization under common control transaction which took place in September 1999 and related agreements, NetEase Beijing took over the business previously owned by Guangzhou NetEase.

The Group conducts its business within one industry segment - the business of developing and providing Internet-related advertising, e-commerce and other services, and software licensing services in China. The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; the need for financing; and the need for positive cash flows from operations.

1. Organization and Nature of Operations (Cont'd)

The Group (cont'd)

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet access, information and other online Internet services. Management is of the opinion that the Group's businesses comply with existing Chinese laws and regulations. However, the interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group's businesses, financial condition and results of operations.

The Group has a limited operating history and as a result, the Group is subject to risks associated with early-stage companies in new and rapidly evolving markets. As of December 31, 2002, the Group had an accumulated deficit of approximately RMB437.8 million.

Agreements with Guangzhou NetEase

The Group entered into a series of agreements with Guangzhou NetEase effective from year 2000. Under these agreements, the Group provides its Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase, and Guangzhou NetEase operates the NetEase Web sites. These services include:

- use of domain names;
- use of copyrighted Web page layout;
- use of registered trademarks;
- use of equipment; and
- provision of technical and consulting services.

Under these agreements, substantially all of the income received by Guangzhou NetEase will be paid to NetEase Beijing. In addition, NetEase Beijing agreed to bear the operating costs of Guangzhou NetEase. Guangzhou NetEase is a related party because it is also controlled by the principal shareholder of the Company. The Group's businesses are dependent upon Guangzhou NetEase which operates the NetEase Web sites. Under the agreements with Guangzhou NetEase, the Group is to receive payments from Guangzhou NetEase for the technologies and services it provides. The effect of the accounting is that revenues that the Group records related to transactions with Guangzhou NetEase will not exceed the revenues that Guangzhou NetEase derives from unrelated parties. Transactions with Guangzhou NetEase are disclosed as related party transactions.

1. Organization and Nature of Operations (Cont'd)

Agreements with Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising")

NetEase Beijing also entered into a series of agreements with Guangyitong Advertising and the ultimate owners of Guangyitong Advertising effective from year 2000. These agreements include:

- a ten-year irrevocable proxy given by the ultimate owners of Guangyitong Advertising which allows NetEase Beijing to exercise all of the shareholder voting rights of Guangyitong Advertising;
- an operating agreement providing for the following:
  - Guangyitong Advertising will appoint only those individuals nominated by NetEase Beijing as its senior management personnel;
  - the major decisions of Guangyitong Advertising have to be approved by NetEase Beijing, including those relating to financing; transfer of ownership interests, significant acquisitions, disposals or pledges of assets; and amendment and assignment of contracts;
  - NetEase Beijing has a commitment to purchase the assets and business of Guangyitong Advertising at their net book value once it obtains the approval from the Chinese Government to do so under Chinese law; and
  - NetEase Beijing will issue guarantees for the benefit of Guangyitong Advertising when considered necessary for Guangyitong Advertising's operations;
- a ten-year exclusive consulting and technical services agreement providing for the following:
  - NetEase Beijing is the exclusive provider of technical consulting and related services to Guangyitong Advertising for all the advertisements which Guangyitong Advertising will receive and publish on the NetEase Web sites; and
  - NetEase Beijing will charge Guangyitong Advertising a monthly fee for the above services. The service fee may be unilaterally adjusted by NetEase Beijing such that NetEase Beijing may receive all of the profits and cash flows of Guangyitong Advertising;
- an undertaking by the principal shareholder of the Company and the ultimate owners of Guangyitong Advertising that they will not vote in any shareholders' or directors' meetings of the Company on any amendments or supplements to the agreements with Guangyitong Advertising except as directed by the Company's board of directors.

1. Organization and Nature of Operations (Cont'd)

Agreements with Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising") (cont'd)

Under these agreements, Guangyitong Advertising is fully dependent on the technical consulting and other services provided by NetEase Beijing to operate its online advertising business. Substantially all of the net profit earned by Guangyitong Advertising will be paid to NetEase Beijing. Guangyitong Advertising is a related party because it is also 80% owned by the principal shareholder of the Company. The financial statements of Guangyitong Advertising are not consolidated with those of the Group because of the majority equity interest that the principal shareholder of the Company has both in the Company and Guangyitong Advertising. Transactions with Guangyitong Advertising are disclosed as related party transactions.

2. Principal Accounting Policies

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled entities. All significant transactions and balances between the Company and its controlled entities have been eliminated upon consolidation.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory accounts of those companies within the Group established in China ("PRC Statutory Accounts"), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China ("PRC GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

- *recognition of compensation costs arising from transfer of ordinary shares in the Company by the principal shareholder to certain members of senior management;*
- recognition of compensation cost arising from grants of stock options and shares to the Company's employees, directors, consultants and advisory board members;
- basis for revenue recognition; and
- tax effects related to the above adjustments and recognition of deferred tax assets.

2. Principal Accounting Policies (Cont'd)

Revenue recognition

The Group has adopted the provisions of the Staff Accounting Bulletin 101, "Revenue Recognition", in its accounting policy on revenue recognition.

Advertising services

The Group derives its advertising services revenues principally from the fees earned from services provided to Guangyitong Advertising, a related party (see Note 6).

The agreements entered into between NetEase Beijing and Guangyitong Advertising (see Note 1) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising based on the recognition policy described below, less all of the accrued expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Therefore, the Group recognizes advertising services revenues from Guangyitong Advertising as the service revenues are earned based on the related service agreement (see Note 1) at the same time as Guangyitong Advertising recognizes its advertising revenues.

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. Guangyitong Advertising's obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, Guangyitong Advertising defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Revenues from barter transactions primarily relate to advertising services provided in the years ended 2000 and 2001. Effective from January 20, 2000, Guangyitong Advertising has adopted the consensus reached in Emerging Issue Task Force ("EITF") 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by Guangyitong Advertising only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2000, 2001 and 2002, the recognized revenues and expenses derived from barter transactions were approximately RMB0.7 million, RMB0.7 million and RMBnil, respectively. During the years ended December 31, 2000, 2001 and 2002, Guangyitong Advertising also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by Guangyitong Advertising for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

2. Principal Accounting Policies (Cont'd)

Revenue recognition (cont'd)

E-commerce and other services

The Group currently derives all its e-commerce and other services revenues from fees earned from services provided to Guangzhou NetEase, a related party (see Note 6). The Company derives e-commerce and other services revenues from technical services provided to Guangzhou NetEase which operates the NetEase Web sites for transactions conducted through the Internet. The agreements entered into between NetEase Beijing and Guangzhou NetEase (see Note 1) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical services provided to Guangzhou NetEase such that all of the e-commerce and other services revenues recognized by Guangzhou NetEase based on the recognition policy described below will fully accrue to NetEase Beijing.

A substantial portion of the transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase represents wireless value-added services which are currently predominantly derived from activities related to short messaging services ("SMS"). Guangzhou Netease derives SMS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. SMS revenues recognized by Guangzhou Netease represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed.

Other transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase include online games, dating and friends matching, mail box, online shopping mall, auctions and revenue sharing from co-branded Web sites, etc.

Guangzhou NetEase recognizes its revenues from e-commerce and other services when the services are provided.

The Group recognizes services revenues from Guangzhou NetEase at the same time as Guangzhou NetEase recognizes its e-commerce and other services revenues.

Services provided to third parties during 2000 also included various short-term service contracts for construction of Web sites and market surveys, etc. Revenue was recognized upon completion of the respective total contract and acceptance by the customer.

2. Principal Accounting Policies (Cont'd)

Revenue recognition (cont'd)

Software and related integration projects

Software and related integration projects include the elements of licensing, services, and postcontract customer support ("PCS"). PCS, generally for one year or less and occasionally beyond one year, are generally in the form of hotline support and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing PCS are insignificant. Sufficient vendor-specific objective evidence does not exist to allocate the revenues from software and related integration projects to the separate elements of such projects.

In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, revenues from software licensing and related integration projects under which the Group provides PCS for one year or less are recognized when the following criteria are met:

- persuasive evidence of an arrangement;
- delivery has occurred and services have been performed;
- the sales amount is fixed or determinable; and
- collectibility is probable.

Revenues from those projects under which the Group provides PCS that extend beyond one year are recognized ratably over the respective terms of the contracts. Warranty on the hardware in the related integration projects is substantially assumed by the original equipment vendors.

Deferred revenue

Deferred revenue represents prepayments by customers for services yet to be completed as of the balance sheet dates.

Cost of revenues

Costs of advertising, e-commerce and other services, including cost reimbursements to Guangzhou NetEase under the agreements with Guangzhou NetEase described in Note 1, consist primarily of staff costs of those departments directly involved in providing advertising and e-commerce and other services, depreciation and amortization of computers and software, server custody fees, bandwidth and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

Material direct costs incurred in the development of platforms for providing these services consist primarily of computer software developed or acquired. They are capitalized and amortized in accordance with AICPA SOP 98-1 and costs incurred prior to the application development stage are expensed as incurred.

2. Principal Accounting Policies (Cont'd)

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2001 and 2002 are amounts denominated in United States dollars totaling US$56.3 million and US$50.7 million respectively (equivalent to approximately RMB466.0 million and RMB419.9 million respectively).

Temporary cash investments

As of December 31, 2002, there were no temporary cash investments. As of December 31, 2001, temporary cash investments represented time deposits placed with banks or other financial institutions with original maturities over three months.

Financial instruments

Financial instruments of the Group primarily consist of temporary cash investments, due from related parties, investment in convertible preference shares, short-term bank loans and accounts payable. As of the balance sheet dates, their estimated fair value approximated their carrying value.

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Computers	3 years
Furniture and office equipment	5 years
Software	2-3 years
Vehicles	5 years
Leasehold improvements	lesser of the term of the lease or the estimated useful lives of the assets

Costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA SOP 98-1, under which direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

2. Principal Accounting Policies (Cont'd)

Impairment of long-lived assets

Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of January 1, 2002, the Group has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, the Group recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 "Reporting on Advertising Costs". As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately, RMB61.6 million, RMB14.7 million and RMB2.4 million during the years ended December 31, 2000, 2001 and 2002, respectively.

Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

Translations of amounts from RMB into United States dollars ("USD") for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2800 on December 31, 2002 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2002, or at any other certain rate.

Stock-based compensation

In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Group has selected the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period.

2. Principal Accounting Policies (Cont'd)

Stock-based compensation (cont'd)

Stock-based employee compensation cost of RMB13.8 million, RMB2.4 million and RMB3.8 million in 2000, 2001 and 2002, respectively, is expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	For the year ended December 31,		
	2000	2001	2002
Net income (loss):			
As reported	(169,268,799)	(233,163,914)	16,301,638
Less: Additional Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(622,882)	(8,057,740)	(223,046)
Pro forma	(169,891,681)	(241,221,654)	16,078,592
Basic net earnings (loss) per ordinary share:			
As reported	(0.07)	(0.08)	0.01
Pro forma	(0.07)	(0.08)	0.01
Diluted net earnings (loss) per ordinary share:			
As reported	(0.07)	(0.08)	0.01
Pro forma	(0.07)	(0.08)	0.01

Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

2. Principal Accounting Policies (Cont'd)

Net earnings (loss) per share ("EPS") and per American Depositary Share ("ADS")

In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic EPS is computed by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net profit (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method). Ordinary equivalent shares in the diluted EPS computation are excluded in net loss periods as their effect would be anti-dilutive. A total of 50,164,600, 66,845,749 and 24,972,000 stock options in 2000, 2001 and 2002, respectively were excluded from the computation of diluted earnings (loss) per share because either (i) the option's exercise price was greater than the average market price of the ordinary shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss during the year.

Net earnings (loss) per ADS has been computed by multiplying the net earnings (loss) per share by 100, which is the number of shares represented by each ADS.

Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being foreign invested enterprises established in China, are required to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive may stop allocations to the general reserve if such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to selling, general and administrative expenses.

NetEase Beijing, NetEase Shanghai and Guangzhou Interactive have been in an accumulated loss position according to their PRC Statutory Accounts and no appropriations to statutory reserves have been made.

2. Principal Accounting Policies (Cont'd)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Recent accounting pronouncements

In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group believes that the adoption of this standard will have no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Group has adopted the disclosure provisions of SFAS No.148 as of December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002 and have been included in the consolidated financial statements. The Group believes that the adoption of the related accounting measurement and recognition provisions will not have a material impact on its financial statements.

2. Principal Accounting Policies (Cont'd)

Recent accounting pronouncements (cont'd)

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 50", ("FIN 46"). FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group has not yet completed its assessment of the accounting effects from FIN 46 upon adoption. Based upon the Group's initial analysis, it is possible that Guangyitong Advertising and/or Guangzhou Netease may be subject to the requirements of FIN 46, and that the Group may be required to consolidate or disclose information about these entities. Disclosures regarding the nature, purpose, size, and activities of these identified entities, along with the nature of the Group's involvement and when that involvement began, have already been included throughout the footnotes to the consolidated financial statements, particularly in Notes 1 and 6. The Group does not believe that consolidation of these entities will have a material impact on its net income but it is not able to estimate the maximum exposure to loss as a result of its involvement with these entities at present time. Historically, the Group has not incurred any net losses as a result of its involvement in these entities.

3. Concentrations

Dependence on mobile phone operators

SMS revenues, which represent a substantial portion of the e-commerce and other services revenue of Guangzhou NetEase, are derived from co-operative arrangements with the two mobile phone operators in China. If the strategic relationship with either mobile phone operator is terminated or scaled-back, or if the mobile phone operators alter the fee sharing percentages, it will be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer the service, which would adversely affect the Group's businesses.

Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

Dependence on Guangzhou NetEase

The Group relies exclusively on Guangzhou NetEase, which has the approval to operate as an Internet content provider, for the operation of the NetEase Web sites.

Dependence on Guangyitong Advertising

All of the Group's advertising services revenues are derived from Guangyitong Advertising which has the approval to operate online advertising.

3. Concentrations (Cont'd)

Credit risk

The Group is principally engaged in developing and providing Internet-related advertising, e-commerce and other services to businesses primarily in China. The Group generally does not require collateral for its accounts receivable.

4. Restricted Cash

As of December 31, 2002, restricted cash represents USD denominated deposits in the amounts of US$0.1 million pledged as security money for renting office space. As of December 31, 2001, restricted cash represented USD denominated deposits pledged for renting office space and the Group's RMB denominated short-term bank loans of US$0.1 million and US$10.8 million respectively.

5. Prepayments and Other Current Assets

	December 31, 2001	December 31, 2002
Prepayments	2,692,651	2,608,169
Interest receivable	2,854,722	352,826
Employee advances	100,535	375,069
Low-value consumables	1,712,813	884,400
Rental deposits	636,222	1,657,212
Other	1,139,419	233,013
Total	9,136,362	6,110,689

6. Related Party Transactions

During the years ended December 31, 2000, 2001 and 2002 the Group derived approximately RMBnil, RMB0.3 million and RMBnil, respectively, of advertising fees from shareholders of the Company.

During the years ended December 31, 2000, 2001 and 2002, the Group derived approximately RMB30.1 million, RMB14.2 million and RMB34.2 million, respectively, of advertising services revenues from Guangyitong Advertising, a related company which is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the years ended December 31, 2000, 2001 and 2002, the Group derived approximately RMB1.1 million, RMB14.1 million and RMB197.4 million, respectively, of e-commerce and other services revenues from Guangzhou NetEase, a related company which is controlled by the principal shareholder of the Company.

6. Related Party Transactions (Cont'd)

During the years ended December 31, 2000 and 2001 and 2002, the Group reimbursed Guangzhou NetEase a total of approximately RMB5.2 million, RMB2.7 million and RMB29.6 million, respectively, for the costs of revenue and operating expenses associated with the NetEase Web sites.

Due from related parties represents amounts receivable from Guangyitong Advertising and Guangzhou NetEase for services performed and temporary advances to officers of the Group. The balances with related parties were unsecured, interest-free and repayable on demand. As of December 31, 2001 and 2002, the amounts due from related parties included amounts denominated in USD of US$0.5 million and US$0.2 million respectively (equivalent to approximately RMB3.9 million and RMB1.3 million respectively). All other related party balances are denominated in RMB.

7. Investment in Convertible Preference Shares

	December 31, 2001	December 31, 2002
Investment, at cost	16,556,199	–
Less: Investment impairment loss	(6,854,906)	–
Net book value	9,701,293	–

As of December 31, 2001, investment in convertible preference shares represented an investment in 705,816 preference shares in a private Internet-based auction company at US$2.8336 per share.

According to a board resolution dated March 14, 2002 and an agreement entered into between the Company and the private auction company dated March 18, 2002, the private auction company repurchased from the Company all of the 705,816 convertible preference shares the Company acquired at a consideration of approximately US$1.2 million which is equivalent to approximately RMB9.7 million. Since the carrying value of the investment had already been written down to its net realizable value as of December 31, 2001, no gain or loss resulted from the disposal.

The Group had entered into a strategic co-operation agreement with the private auction company pursuant to which the Group and the private auction company established a co-branded auction Web site on the NetEase Web sites. According to the agreement, the Group was entitled to (i) a non-refundable upfront fee and (ii) quarterly referral fees which are based on the number of click-throughs to the co-branded site with a minimum fee level on a quarterly basis. The agreement was for a term of two years commencing from the date of launch of the co-branded Web site on September 10, 2000. On June 25, 2002, both parties signed an agreement to terminate this strategic co-operation agreement whereby both parties agreed that apart from the non-refundable upfront fee and the four quarterly referral fees that had already been received by the Group, an additional US$38,000 would be paid by the private auction company to the Group.

8. Property, Equipment and Software

	December 31, 2001	December 31, 2002
Computers	43,937,710	50,163,071
Furniture and office equipment	2,262,944	2,167,062
Software	12,899,639	16,200,568
Vehicles	–	358,705
Leasehold improvements	3,782,693	5,813,941
	62,882,986	74,703,347
Less: Accumulated depreciation	(26,526,898)	(48,324,165)
Net book value	36,356,088	26,379,182

9. Short-term Bank Loans

As of December 31, 2002, there were no short-term bank loans. As of December 31, 2001, short-term bank loans consisted of:

Lender	Period	Annual interest rate	Outstanding principal as of December 31, 2001
China Merchants Bank–loan A	March 2001 to March 2002	5.85%	24,000,000
China Merchants Bank–loan B	April 2001 to April 2002	5.85%	32,000,000
China Merchants Bank–loan C	May 2001 to May 2002	5.85%	28,000,000
			84,000,000

The above loans A and C totaling RMB52.0 million were secured by bank deposits of US$6.5 million, and the loan B of RMB32.0 million was secured by a bank deposit of US$4.3 million.

These short-term bank loans were drawn for working capital purposes.

10. Employee Benefits

The full-time employees of those companies within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits, etc. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB6.2 million, RMB9.6 million and RMB9.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. These companies are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 2000, 2001 and 2002 amounted to approximately RMB3.6 million, RMB6.3 million and RMB8.4 million, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

11. Taxation

Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

China

In accordance with "Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises", foreign invested enterprises are generally subject to enterprise income tax ("EIT") at the rate of 30% plus a local income tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a "New and High Technology Enterprise". According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing is exempted from EIT and local income tax for each of the years ended December 31, 2000, 2001 and 2002.

NetEase Shanghai and Guangzhou Interactive are both subject to EIT at the rate of 30% plus a local tax of 3%.

11. Taxation (Cont'd)

Income taxes (cont'd)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31,		
	2000	2001	2002
EIT statutory rate	(33.0%)	(33.0%)	33.0%
Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT purposes)			
– Professional fees	1.9%	8.5%	42.0%
– Salaries of the Company's senior officers	1.9%	3.1%	40.8%
– Class action settlement	–	–	87.7%
– Depreciation	–	–	32.7%
– Advertising	–	–	9.8%
– Technical services	–	–	13.0%
– Other	7.2%	6.7%	14.7%
Non-deductible share compensation costs	2.7%	0.3%	9.0%
Effect of lower tax rate applicable to hi-tech enterprises	6.7%	6.2%	(168.9%)
Effect of tax holidays applicable to hi-tech enterprises	–	–	(140.8%)
Additional valuation allowance on tax loss carryforwards	12.6%	8.2%	9.8%
Effective EIT rate	–	–	(17.2%)

As of December 31, 2001, and 2002, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

	December 31, 2001	December 31, 2002
Loss carryforwards	39,147,456	19,132,653
Valuation allowance	(39,147,456)	(16,736,765)
Net deferred tax assets	–	2,395,888

Subject to the approval of the relevant tax authorities, the Group had loss carryforwards of approximately RMB64.8 million as of December 31, 2002 for EIT purposes. Approximately RMB23.2 million, RMB29.5 million and RMB12.1 million of these loss carryforwards will expire in 2005, 2006 and 2007, respectively. A valuation allowance has been provided on the loss carryforwards of the Group due to the uncertainty surrounding the realizability of such assets. There is no assurance that the Group will be able to utilize the loss carryforwards before their expiration.

11. Taxation (Cont'd)

Income taxes (cont'd)

Income tax benefit shown in the consolidated statement of operations for the year ended December 31, 2002 resulted from the recognition of deferred tax assets arising from tax loss carryforwards for which less than full valuation allowance was made because certain of these tax carryforwards are expected to be utilized in the foreseeable future.

In addition, the preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Business tax ("BT")

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group's revenues is generally 5%. In addition, Guangyitong Advertising is subject to a cultural development fee at 3% on its Internet advertising fees, which effectively reduces the revenues the Group derives from Guangyitong Advertising.

Taxes payable

	December 31, 2001	December 31, 2002
BT	1,313,896	4,337,428
Individual income taxes for employees	459,035	3,848,253
Other	–	67,269
Total	1,772,931	8,252,950

12. Accrued Liabilities

	December 31, 2001	December 31, 2002
Accrued advertising expenses	978,027	808,420
Accrued information fees	1,787,468	1,276,551
Accrued professional fees	3,854,513	3,428,678
Other	4,317,942	4,884,736
Total	10,937,950	10,398,385

13. Subscriptions Receivable

Subscriptions receivable represents the amount receivable from a shareholder for subscription for the Company's series B preference shares (see Note 14). During the year ended December 31, 2001, the Company also made an allowance for doubtful subscriptions receivable amounting to approximately RMB6.4 million. Such subscriptions receivable arose from advances to certain shareholders for subscription for the Company's shares in 2000.

14. Capital Structure

Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

In November 1999, in consideration for certain members of the senior management joining the Group, the principal shareholder of the Company agreed to transfer a total of 26,271,300 of his ordinary shares in the Company for services to be rendered by certain of those individuals over three years starting from January 1, 2000. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation which is to be amortized over the related vesting periods.

In addition, in March 2000 the principal shareholder of the Company transferred an additional approximately 1,900,000 ordinary shares to certain employees, for which the Company recorded compensation costs of approximately RMB2.5 million in 2000.

On March 31, 2000, the ordinary shares in the Company were split on a one-hundred-for-one basis. The effects of the share split have been reflected in the financial statements on a retroactive basis for all the periods presented.

In June 2000, the Company sold 4,500,000 ADS, representing 450,000,000 ordinary shares, in an underwritten initial public offering for net proceeds of approximately US$64.9 million, before offering expenses. Simultaneously with the closing of the public offering, all 3,000,000 shares of Series A preference shares and 2,560,556 shares of Series B preference shares were converted to ordinary shares on a basis of 100 ordinary shares for one preference share (see below).

14. Capital Structure (Cont'd)

Ordinary shares (cont'd)

On March 23, 2001, the Company entered into an agreement whereby the Company acquired certain software for online games, computers and the related intellectual property rights for cash consideration of US$0.2 million from a private technology company. In addition, the Company agreed to issue 7,742,168 ordinary shares in the Company to the founders of the private technology company by installments on a quarterly basis starting from June 23, 2001 through March 23, 2003 for the service to be provided by such individuals as employees of the Company over such period. The total estimated fair value of these shares of approximately RMB0.8 million valued at US$0.0125 per share at the date of agreement is recognized as deferred compensation, which is to be amortized over the related vesting period.

According to an agreement dated September 11, 2001 between the Company and a senior officer of the Company, the Company provided the officer with 25,000,000 ordinary shares by quarterly installments over a period of 18 months. As a result, deferred compensation cost of approximately RMB1.3 million was recorded in 2001, which amount is being amortized over the related vesting period of 18 months.

According to a board resolution dated January 23, 2002, the Company agreed to provide two newly hired members of senior management of the Company with 12,322,868 ordinary shares in the Company over a period of 7 months. The total estimated fair value of those shares of RMB0.7 million (valued at US$0.006492 per share) at the date of the agreement is recognized as deferred compensation which is being amortized over the related vesting periods.

Convertible preference shares

Series A preference shares

The Series A preference shares were convertible on a basis of 100 ordinary shares for one preference share. These preference shares were automatically converted upon closing of the public offering of the ordinary shares in the Company in 2000.

The Series A preference shares carried certain preferences on dividend payment and return of capital in case of a winding up of the Company. Written consent of the holders of more than 50% of these preference shares had to be obtained for any acquisition, merger, reorganization, substantial disposal of assets, alteration of capital amounts, disposal of interest in any subsidiary or associate company, and liquidation or winding-up of the Company.

Series B preference shares

On March 23, 2000, the Company entered into a Series B Preference Shares Purchase Agreement pursuant to which the Company issued 2,560,556 Series B preference shares of US$0.01 each at an issuance price of US$15.60 per share for a total consideration of approximately US$40.0 million, of which US$35.0 million was paid up in cash and US$5.0 million was paid up by advertising to be provided by the shareholder of the Series B preference shares and its affiliated companies on their television channels over a period of three years.

14. Capital Structure (Cont'd)

Convertible preference shares (cont'd)

Series B preference shares (cont'd)

The Series B preference shares had the same conversion features as the Series A preference shares. The Series B preference shares had an aggregate liquidation preference equal to the total consideration for which they were issued. They carried the same preferences as those of Series A preference shares on dividend payment but had certain preferences over Series A preference shares on return of capital in case of a winding up of the Company. These preference shares were automatically converted upon closing of the public offering of the ordinary shares in the Company in 2000.

The Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5.0 million from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties (see Note 19).

The effect of the issuance of Series B preference shares together with the strategic co-operation agreement with the same shareholder is similar to an issuance of shares to the shareholder for cash consideration of US$40.0 million (with US$35.0 million receivable immediately and US$5.0 million receivable over a period of three years from March 2000) and having a barter transaction for advertising between the Company and the shareholder. The accounting for these two transactions in the financial statements reflects this effect.

15. Stock Option Plans

1999 Stock Option Plan

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company's senior management and employees (the "1999 Stock Option Plan"). The Company has reserved 345,675,000 ordinary shares for issuance under the plan.

Employees

Options for the employees vest upon completion of the first full year of service by the respective employees from the date they first joined the Group and expire at the end of the fifth year of their respective service periods.

Of the 3,735,000 ordinary shares granted to employees in 1999 at an exercise price of US$0.070 per share, options to acquire 740,000, 1,560,000 and 140,000 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of certain employees. Accordingly, options to acquire 1,295,000 ordinary shares remained outstanding as of December 31, 2002.

15. Stock Option Plans (Cont'd)

1999 Stock Option Plan (cont'd)

Senior management

Options for the members of the Company's senior management become exercisable at the rate of 20% on the vesting commencement date which was September 1, 1999, 20% upon completion of one full year and 30% upon completion of each of the next two full years thereafter. These options will also vest upon the founder of the Group ceasing to be the principal shareholder of the Group.

Of the 115,225,000 ordinary shares granted to senior management in 1999 at an exercise price of US$0.065 per share, options to acquire 46,858,200, 52,235,300 and 16,131,500 ordinary shares were cancelled in 2000, 2001 and 2002 respectively, as a result of the resignation of certain members of the Company's senior management. Accordingly, no options remained outstanding as of December 31, 2002.

Advisory board

The Company also granted options to its advisory board members. Twenty percent of these options vested on the date of appointment, which was the end of 1999, and 10% would vest each quarter over the next two years.

Of the 3,000,000 ordinary shares granted to the advisory board members in 1999 at an exercise price of US$0.065 per share, options to acquire 400,000, 1,600,000 and 1,000,000 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of the advisory board members. Accordingly, no options remained outstanding as of December 31, 2002.

2000 Stock Option Plan

According to a resolution of the board of directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

According to a resolution of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as "Evergreen Provision", provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company's total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The "Evergreen Provision" has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

15. Stock Option Plans (Cont'd)

2000 Stock Option Plan (cont'd)

Employees

During the year ended December 31, 2000, the Company granted options to acquire a total of 64,720,000 ordinary shares to the Company's employees at an exercise price ranging from US$0.063 to US$0.156 per share. Options for those employees who joined the Group in 1999 vest over a period of three years beginning with the completion of the second full year of service by the respective employees. Options for other employees vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2000, options to acquire 21,755,000, 17,350,000 and 3,838,000 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of certain employees. Options to acquire 21,777,000 ordinary shares remained outstanding as at December 31, 2002.

During the year ended December 31, 2001, the Company granted options to acquire a total of 24,059,000 ordinary shares to the Company's employees at an exercise price of approximately US$0.022 per share. These options vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2001, options to acquire 9,366,000 and 1,958,000 ordinary shares were cancelled in 2001 and 2002, respectively, as a result of the resignation of certain employees, and options to acquire 834,200 ordinary shares were exercised in 2002. Options to acquire 11,900,800 ordinary shares remained outstanding as at December 31, 2002.

During the year ended December 31, 2002, the Company granted options to acquire a total of 51,510,000 ordinary shares to the Company's employees at exercise prices ranging from US$0.007 to US$0.021 per share. Options for those employees who joined the Company before April 4, 2001 vest over a period of three years beginning with the completion of one full year of service by the respective employees. Options for other employees vest over a period of three years beginning from the date of grant.

Out of the options granted to employees in 2002, options to acquire 5,699,000 ordinary shares were cancelled in 2002 as a result of the resignation of certain employees, and options to acquire 5,407,000 ordinary shares were exercised in 2002. Options to acquire 40,404,000 ordinary shares remained outstanding as at December 31, 2002.

15. Stock Option Plans (Cont'd)

2000 Stock Option Plan (cont'd)

Senior management

During the year ended December 31, 2000, the Company granted options to acquire a total of 163,424,300 ordinary shares to certain new members of the Company's senior management at exercise prices ranging from US$0.043 to US$0.156 per share. These options generally vest over a period of three to four years beginning with the completion of one full year from (i) February 1, 2000, (ii) the date of employment or (iii) the date of offer of employment. The compensation costs were calculated based upon the estimated fair value of the Company's ordinary shares ranging from US$0.03 per share to US$0.156 per share during the period from February to December 2000.

Out of the options granted to senior management in 2000, options to acquire 33,600,000, 92,218,800 and 37,605,500 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of certain members of the Company's senior management. No options remained outstanding as at December 31, 2002.

During the year ended December 31, 2001, the Company also granted options to acquire a total of 92,225,000 ordinary shares to certain members of the Company's senior management at exercise prices ranging from US$0.006 to US$0.155 per share.

Out of the options granted to senior management in 2001, options to acquire 54,175,000 and 5,513,100 ordinary shares were cancelled in 2001 and 2002, respectively, as a result of the resignation of certain members of the Company's senior management, and options to acquire 32,536,900 ordinary shares were exercised in 2002. No options remained outstanding as at December 31, 2002.

During the year ended December 31, 2002, the Company also granted options to acquire a total of 59,000,000 ordinary shares to certain members of the Company's senior management at exercise prices ranging from US$0.007 to US$0.015 per share. Options for those senior management who joined the Company before April 4, 2001 vest over a period of three years beginning with the completion of one full year of service by the respective members. Options for other management members vest over a period of three years beginning from the date of grant.

Out of the options granted to senior management in 2002, options to acquire 10,000,000 ordinary shares were exercised in 2002. Options to acquire 49,000,000 ordinary shares remained outstanding as at December 31, 2002.

15. Stock Option Plans (Cont'd)

2000 Stock Option Plan (cont'd)

Director and consultants

During the year ended December 31, 2000, the Company granted options to acquire a total of 1,200,000 ordinary shares to a director and options to acquire a total of 850,000 ordinary shares to two consultants. These options generally vested over a period of two years beginning on February 1, 2000. The exercise price of these options is US$0.100 per share. Deferred compensation costs related to these option grants to the director and two consultants in 2000 were approximately RMB1.5 million. The estimated fair value of the options granted to the director and the consultants was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.10 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155% for all periods.

Of these grants to the directors and the consultants, options to acquire 1,200,000 and 700,000 ordinary shares, respectively, remained outstanding as at December 31, 2002. Options to acquire 150,000 ordinary shares granted to one consultant were cancelled in 2000 as a result of the resignation of that consultant.

Advisory board

In June 2000, the Company granted options to acquire a total of 1,500,000 ordinary shares to a member of the Company's advisory board at an exercise price of US$0.155 per share. These options vested over a two-year period commencing from the date of grant. Deferred compensation costs related to these option grants was approximately RMB1.8 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.155 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%. In addition, in August 2000, the Company granted options to acquire a total of 2,000,000 ordinary shares to the same advisory board member at an exercise price of US$0.05 per share to replace the 1,500,000 shares of option granted in June 2000. The terms of the new grants were the same as those of the grants made in June 2000. In this connection, the options to acquire 1,500,000 ordinary shares granted in June 2000 were modified and therefore the modification was subject to an additional compensation cost of approximately RMB0.04 million. Deferred compensation cost related to the remaining newly issued 500,000 share options was approximately RMB0.2 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.05 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%.

All the above options were cancelled in 2000 and 2001 (3,250,000 in 2000 and 250,000 in 2001, respectively) as a result of the resignation of the advisory board member.

15. Stock Option Plans (Cont'd)

2000 Stock Option Plan (cont'd)

Deferred Compensation Costs

In connection with all the above option grants to the employees, senior management, directors, consultants, and advisory board members in 2000, the Company recorded deferred share compensation costs of approximately RMB48.5 million in 2000 and RMBnil in 2001 and RMBnil in 2002, which were to be amortized and charged to expense starting from the grant date and through the end of the vesting periods of the underlying options.

In 2002, approximately RMB2.1 million (2000: RMB13.8 million; 2001: RMB1.5 million) of the deferred compensation costs were amortized and charged to expense and approximately RMB0.1 million (2000: RMB9.8 million; 2001: RMB33.6 million) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, consultants and advisory board members.

Summary Information

Information relating to stock options outstanding is as follows:

	For the year ended December 31,					
	2000		2001		2002	
	Option shares	Weighted average exercise price	Option shares	Weighted average exercise price	Option shares	Weighted average exercise price
		US$		US$		US$
Outstanding at beginning of year	121,960,000	0.065	248,901,100	0.091	136,430,000	0.074
Granted	233,694,300	0.105	116,284,000	0.017	110,510,000	0.008
Cancelled	(106,753,200)	0.091	(228,755,100)	0.064	(71,885,100)	0.096
Exercised	–	–	–	–	(48,778,100)	0.010
Outstanding at year end	248,901,100	0.091	136,430,000	0.074	126,276,800	0.028

As of December 31, 2002, options to purchase 32,010,775 ordinary shares were exercisable. Under the stock option plans, options to purchase 451,662,024 ordinary shares were available for future grant. The fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares, consideration of significant milestones achieved by the Group and other market considerations. Options outstanding and exercisable by price range as of December 31, 2002 were as follows:

15. Stock Option Plans (Cont'd)

Summary Information (cont'd)

	Options Outstanding at December 31, 2002			Options Exercisable at December 31, 2002	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
		Years	US$		US$
US$0.007 - US$0.009	82,684,000	3.16	0.007	16,908,000	0.007
US$0.012 - US$0.015	4,220,000	4.49	0.015	–	–
US$0.021	2,500,000	4.39	0.021	–	–
US$0.022	11,900,800	4.08	0.022	1,738,400	0.022
US$0.070 - US$0.075	3,295,000	2.82	0.073	2,295,000	0.072
US$0.100	17,767,000	3.21	0.100	9,505,375	0.100
US$0.155 - US$0.156	3,910,000	3.32	0.156	1,564,000	0.156
	126,276,800	3.32	0.028	32,010,775	0.047

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,		
	2000	2001	2002
Risk free interest rate	2.50% - 3.30%	2.97% - 3.30%	2.91%
Expected life (in years)	5 - 10	5 - 10	5
Expected dividend yield	0%	0%	0%
Volatility	142% - 155%	122% - 155%	104% - 108%
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.128	0.085	0.008

16. Revenues From E-commerce and Other Services

The following is the summarized information of revenues from e-commerce and other services:

	2000	2001	2002
Wireless value-added services and other fee-based services	2,455,834	14,103,151	160,303,651
Online games	-	-	37,053,416
Total	2,455,834	14,103,151	197,357,067

Revenue from wireless value-added services represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to its wireless business. Guangzhou NetEase derives SMS revenues from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users in China.

Revenue from other fee-based services represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to various value-added services provided by the NetEase Web sites, including dating and friends matching, mail box, personal homepage hosting and online shopping mall, etc.

Revenue from online games represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to its online game business. Guangzhou NetEase operates various online games platforms and derives revenue from providing service to its registered game players.

17. Net Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings (loss) per share for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002
Numerator:			
Net profit (loss) attributable to ordinary stockholders	(169,268,799)	(233,163,914)	16,301,638
Denominator:			
Weighted average number of ordinary shares outstanding, basic	2,497,467,200	3,013,419,400	3,051,395,100
Dilutive effect of employee stock options	-	-	76,442,800
Weighted average number of ordinary shares outstanding, diluted	2,497,467,200	3,013,419,400	3,127,837,900
Anti-dilutive effect of stock options	50,164,600	66,845,749	24,972,000
Net earnings (loss) per share, basic	(0.07)	(0.08)	0.01
Net earnings (loss) per share, diluted	(0.07)	(0.08)	0.01

18. Commitments and Contingencies

Commitments

As of December 31, 2002, future minimum lease and capital commitments were as follows:

	Office rental commitments	Server custody fee commitments	Capital commitments	Total
2003	4,719,333	10,309,500	450,000	15,478,833
2004	3,697,039	–	–	3,697,039
2005	2,365,763	–	–	2,365,763
Total	10,782,135	10,309,500	450,000	21,541,635

In the years ended December 31, 2000, 2001 and 2002, the Company incurred rental expenses in the amounts of approximately RMB6.9 million, RMB8.8 million, and RMB7.4 million, respectively.

Insurance coverage

As of December 31, 2002, the Group had insurance coverage of approximately RMB39.2 million on its property, equipment and software.

As of December 31, 2002, the Company also maintained insurance coverage, which is subject to various restrictions and limitations, for certain claims which are brought against the Company, certain subsidiaries, the attorneys and underwriters for the Company's initial public offering and directors, officers and employees of the Company. The aggregate coverage for all the above mentioned parties under this policy is US$10.0 million, and the policy expires on June 15, 2003.

Litigation

Class Actions

Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming the Company, certain of its current and former officers and directors, and the underwriters of the Company's initial public offering as defendants.

These complaints were subsequently consolidated into a single action. In general, the complaints allege, among other things, that (i) the Company's initial public offering violated the securities laws because the financial statements accompanying the offering's registration statement misstated the Company's revenue; and (ii) the Company committed securities fraud by materially misstating the Company's revenue in its 2000 financial statements.

On August 29, 2002, the parties to the above-referenced litigation entered into a memorandum of understanding for the settlement of this litigation. Subsequently, the plaintiffs in this litigation conducted confirmatory discovery to determine if the settlement is fair, reasonable and adequate. The discovery has been completed, and on January 31, 2003, the parties entered into a stipulation and agreement of settlement.

18. Commitments and Contingencies (Cont'd)

Litigation (cont'd)

Class Actions (cont'd)
The court preliminarily approved this settlement on February 25, 2003, and all persons who purchased the Company's ADSs during the period from July 3, 2000 to August 31, 2001 were certified as a single class. Subsequently, notice was sent to the class, and the court will hold a hearing before it gives final approval to the settlement. The aggregate settlement amount for all claims in this litigation is US$4.35 million, which amount has been paid by the Company into an escrow account pending such final court approval and charged to the statement of operations for the year ended December 31, 2002.

If the settlement is not approved by the court or is otherwise terminated by its terms, then, among other consequences, the parties shall revert to their litigation positions as of August 29, 2002. Potential members of the class no longer have the right to opt out of this settlement and pursue their own claims. The Company cannot predict if this settlement will be given final approval.

Copyright Infringement Lawsuit
In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China and the plaintiffs claimed damages of US$1.0 million. The Group intends to vigorously defend its position. Based on the legal advice it has obtained, the Group believes the ultimate resolution of this matter will not have a material financial impact on the Group.

19. Subsequent Event

In March 2003, the Company entered into a supplemental agreement to the strategic co-operation agreement with the purchaser of its Series B preference shares described in Note 14. Pursuant to the supplemental agreement, the purchaser of Series B preference shares and its affiliates is obligated to spend the US$4.0 million on online advertising on the NetEase Web sites by March 28, 2004. All other aspects of the strategic co-operation agreement terminated in March 2003.

Corporate Information

Management Team

Ted Sun
Acting Chief Executive Officer

Denny Lee
Chief Financial Officer

Wendy Foo
Senior Vice President
Sales and Marketing

Singo Liang
Senior Vice President and General Manager
Wireless Business Department

Janelle Wu
Senior Vice President
Products

Zhan Zhonghui
Vice President
Online Games Business Department

Board of Directors

William Ding
Founder and Chief Architect
NetEase.com, Inc.

Ted Sun
Acting Chief Executive Officer
NetEase.com, Inc.

Denny Lee
Chief Financial Officer
NetEase.com, Inc.

Ronald Lee
Co-Founder and Managing Director
BEENET

Michael Leung
Corporate Finance Director
Genesis Global Strategies

Joseph Tong
Co-Founder and Director
TLM Apparel Co., Ltd.

Michael Tong
Executive Director
techpacific.com Venture Capital Limited

Corporate Headquarters
Suite 1901, Tower E3
The Towers, Oriental Plaza
No. 1 East Chang An Avenue, Dong Cheng District
Beijing 100738, People's Republic of China

Shanghai Office
33/F Harbour Ring Plaza
18 Xi Zhang Zhong Road
Shanghai 200001, People's Republic of China

Guangzhou Office
36/F Peace World Plaza
362-366 Huan Shi Dong Road
Guangzhou 510060, People's Republic of China

Nasdaq Symbol: NTES
(American Depositary Shares, each of which represent
100 of our ordinary shares, trade on the Nasdaq
National Market)

Independent Public Accountants
PricewaterhouseCoopers
18th Floor, North Tower
Beijing Kerry Centre
1 Guang Hua Lu, Chao Yang District
Beijing 100020, People's Republic of China

Legal Counsel
Morrison & Foerster
Entertainment Building, 23/F
30 Queen's Road Central
Hong Kong

Transfer Agent
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

Investor and Media Relations (corp.163.com)
Olive Wang
NetEase.com, Inc.
owang@corp.netease.com
(+8610) 8518 0163 x8243

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
(+8621) 6218 3009 x238